Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MONEYMINDING INTERNATIONAL CORPORATION
(Name of small business issuer in its charter)

Nevada	6199	27-3924976
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

#110 – 108 Edgeridge Terr. NW	National Registered Agents Inc. of NV
Calgary, Alberta, Canada T3A 6C4	1000 East Williams Street, Suite 204
877-764-6777	Carson City, Nevada 89701 (800) 550-6724
(Address and telephone number of registrant's executive office)	(Name, address and telephonenumber of agent for service)

Copies to:
Diane D. Dalmy, Esq.
8965 West Cornell Place
Lakewood, Colorado 80227
(303) 985-9324

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Amount To Be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	PerShare	Offering Price	Fee (2)

Common Stock by Selling Shareholders	6,680,537	$0.02	$136,610.74	$15.86

Total	6,680,537	$0.02	$136,610.74	$15.86
____________________
(1) This Registration Statement covers the resale by our selling shareholders of up to 6,680,537 shares of common stock previously issued to such selling shareholders.

(2) The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange and in accordance with Rule 457; the offering price was determined by and based on the approximate valuation of the shares that were issued to our shareholders in a private placement transaction. The price of $0.02 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTCBB at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March __, 2011

Prospectus

MONEYMINDING INTERNATIONAL CORPORATION
6,680,537 shares of Common Stock

We are registering for sale by selling shareholders 6,680,537 shares of common stock. We will not receive any proceeds from the shares sold by the selling shareholders.

Our common stock is presently not traded on any market or securities exchange. The selling security holders have not engaged any underwriter in connection with the sale of their shares of common stock. The sales price to the public is fixed at $per share until such time as the shares of our common stock may become traded on the Bulletin Board operated by the Financial Industry Regulatory Authority or another exchange; however, there is no assurance that our common stock will become quoted on the OTC Bulletin Board or another exchange. If our common stock becomes quoted on the Bulletin Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale.

Investing in our common stock involves risks. See “Risk Factors” starting at page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March __, 2011.

SUMMARY INFORMATION

The following summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and the consolidated financial statements and the related notes before making an investment decision.

SUMMARY OF OUR OFFERING

OUR BUSINESS

 We were incorporated under the laws of the state of Nevada as Dakville Corp. on April 19, 2010. Effective December 15, 2010, we entered into a share exchange agreement (the “Share Exchange Agreement”) with MoneyMinding International Inc., a private corporation organized under the laws of the Province of Alberta (“MoneyMinding”) and the shareholders of MoneyMinding (the “MoneyMinding Shareholders”) holding in the aggregate 100% of the total issued and outstanding shares of MoneyMinding (the “MoneyMinding Shares”). In accordance with the terms and provisions of the Share Exchange Agreement, we acquired one hundred percent (100%) of the total issued and outstanding shares of common stock of MoneyMinding held of record by the MoneyMinding Shareholders in exchange for issuance of an aggregate 11,758,382 shares of our restricted common stock. Thus, the transaction will result in MoneyMinding becoming our wholly-owned subsidiary in a tax-free exchange and the business and operational activities of MoneyMinding will primarily be conducted by and through us. On February  8__, 2011, we filed an amendment to our Articles of Incorporation changing our name from “Dakville Corp.” to MoneyMinding International Corporation.  See “Current Business Operations” below.

We are a financial literacy marketing and client development company that equips a global network of financial professionals to deliver financial education and pursue professional alliances as tools to build strong, profitable client relationships. We provide and market financial literacy methodologies to consumers and financial professionals. We believe that our products and services teach a whole new way of looking at every area of personal finance so that the decisions people make on a day-to-day basis support wealth creation and lifetime financial security. We believe that   by providing third party financial literacy for both the financial services industry and their clients, we will assist consumers in making more informed financial decisions.

MoneyMinding International Inc., was incorporated in –April, 2010 and has been providing financial literacy -programs to consumers and financial professions, thus assisting the financial industry to tap into potentially trillions of dollars in revenue from the middle mass market.

Our principal executive office is located at #110 – 108 Edgeridge Terr. NW, Calgary, Alberta, Canada T3A 6C4. This is our mailing address as well. Our toll free telephone number - is 877.764.6444. -.  Our website is www.moneyminding.com. Our registered agent for services of process is _Registered Agents of America Inc. Our fiscal year end is September 30.

THE OFFERING

Following is a brief summary of this offering:

Securities being offered by selling shareholders	Shares of common stock
Offering price per share	0.02
Net proceeds to us	None

Number of shares outstanding before the offering	46,467,627
Number of shares outstanding after the offering if	46,467,627
all of the shares are sold

Selected financial data

The following consolidated pro forma financial information summarizes the more complete historical financial information at the end of this prospectus.

	Dakville as of September 30, 2010 (Audited)	MoneyMinding Inc. as of September 30, 2010 (Audited)	Consolidated Pro Form as of September 30, 2010
Consolidated Balance Sheets
Total Assets	$-0-	$20,817	$20,817
Total Liabilities	2,248	486,255	488,503
Total Stockholders’ Equity	$(2,248)	$(495,211)	$(497,459)

	Dakville	MoneyMinding	Consolidated Pro Forma
	From Inception (April 19, 2010) to September 30, 2010	From Inception (March 30, 2010) to September 30, 2010	From Inception (March 30, 2010 to September 30, 2010
	(Audited)	(Audited)
Consolidated Income Statements
Revenue	$--	$ A15,248	$15,248
Total Expenses	2,298	1,372,235	1,374,533
Net Income (loss)	$(2,298)	$(1,381,368)	$(1,383,666)

The above pro forma financial information has been prepared on a basis as if the merger between Dakville and MoneyMinding had occurred at the beginning of their respective periods.

RISK FACTORS

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our shares. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our shares.

RISK FACTORS RELATED TO OUR BUSINESS AND POSITION IN INDUSTRY

Our recent growth, the introduction of a number of our online financial literacy products and services and our entry into new markets makes it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage our growth and new initiatives, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

Our products have been developed by our founder and have been evolving since 1997.  Since our founding, we have marketed an online financial literacy service with continually evolving new content based on client needs and current demands.  Because many of our current products and services are relatively new and we have recently entered a new market, we may be unable to evaluate the relative success and future prospects, particularly in light of our goals to continually grow our existing and new customer base, expand our product and service offerings, acquire and integrate complementary businesses and enter new markets.

In addition, our growth, recent product introductions and entry into a relative new market may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis, particularly if the number of consumers and financial advisors using our products and services increase or their demands and needs change as our business expands. Our management - is required to expand its knowledge of diverse aspects of the financial literacy industry and maintain relationships with our consumers and financial advisors across several sectors of the financial industry and market. If we are unable to manage our growth and expand operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

The recent ongoing adoption of online learning in - financial literacy educational markets makes it difficult for us to evaluate our current and future business prospects. If web-based financial literacy education fails to achieve widespread acceptance by consumers and financial advisors and/or other institutions, our growth and profitability may suffer.

The use of online learning technology is a relatively new approach in the traditional financial literacy educational markets. There can be no assurance that online products and services will achieve long-term success in the financial literacy educational markets. Our success depends in part upon the continued adoption by financial advisors and consumers of - financial literacy education initiatives. Some may oppose – third-party education in principle and the perceived loss of control over the education process that can result from offering content online. As a necessary corollary to the acceptance of web-based education, our growth depends in part on acceptance of the role of technology in financial literacy education and the availability of internet access. If the acceptance of technology-based financial literacy education does not continue to increase, our ability to continue to grow our business could be materially impaired.

Certain components of our revenue -are generated by sales of subscriptions to our mVillage online community.  - Consumer and professional financial advisor renewal rates may be difficult to predict and declines in sales of our financial literacy products or our consumer and professional financial advisor renewal rates may materially adversely affect our business and results of operations.

Sales of our subscriptions and live seminars account for approximately 75% of our revenue and we anticipate that revenue from sales of our subscriptions will continue to account for a substantial majority of our revenue for the next few years. Sales of our ancillary products, such as books, CDs and software, account for approximately 25% of our revenue. - The subscription period for our financial literacy products is typically on a month-to-month basis. Our consumers and professional financial advisors are not obligated to renew their month-to-month subscriptions. As a result, our consumers and professional financial advisors have no obligation to renew their subscriptions after the expiration of their initial - set up. Sales of our financial literacy subscription and/or products or services - may decline or fluctuate as a result of a number of factors, including decreased demand, adverse regulatory actions, pricing pressures, competitive factors or any other reason. These and other factors that may affect our sales or consumer and financial advisor renewal rates are not predictive of the future, and, as a result, we cannot accurately predict consumer and/or financial advisor renewal rates. If sales to new consumers and financial advisors decline or our current consumers and financial advisors do not continue to renew their month-to-month subscriptions at constant levels, our revenue may decline, which would negatively impact our business, financial condition, results of operations and cash flow.

Our financial literacy products are predominantly purchased by professional financial advisors, and any decisions at executive management level of the financial advisor to use products and services of one of our competitors, or to limit or reduce the use of our web-based financial literacy educational products, could materially adversely affect our ability to attract and retain customers.

The sales model for our financial literacy products relies heavily on - a direct sales force targeting professional financial advisors, investment advisors, insurance agents, accountants, personal coaches, mortgage professionals and other professionals who manage money for others who purchase our financial literacy products and services for use. If their respective executive management determines that our financial literacy products and services are not good – marketing options or if they decide to decrease or discontinue the use of web-based financial literacy educational products, such professional advisors may lose the ability to decide what, if any, online financial literacy educational products and services they use. Such action may result in the loss of our financial advisors and other consumers and may materially limit our ability to attract new financial advisors and consumers. In addition, our competitors may more successfully market their products and services, which could result in a decline in sales of our products and services.

Fluctuations in sales or subscription renewals may not be immediately reflected in our results of operations.

We recognize subscription revenue from our consumers monthly. As a result, substantially all of the subscription revenue we recognize in any period is deferred revenue from subscriptions purchased during previous months. Consequently, a decline in new sales or subscription renewals in any particular monthly period will not necessarily be fully reflected in the revenue in that monthly period and will negatively affect our revenue in future periods. In addition, we may be unable to adjust our cost structure to reflect this reduced service revenue. Accordingly, the effect of significant downturns in sales, subscriptions or market acceptance of our financial literacy products and services may not be fully reflected in our results of operations until future periods.

System disruptions, vulnerability from security risks to our networks, databases and online applications and an inability to expand and upgrade our systems in a timely manner to meet unexpected increases in demand could damage our reputation, impact our ability to generate service revenue and limit our ability to attract and retain consumers and financial advisors.

The performance and reliability of our technology infrastructure is critical to our business. Any failure to maintain satisfactory online product performance, reliability, security or availability of our web platform infrastructure may significantly reduce customer satisfaction and damage our reputation, which would negatively impact our ability to attract new customers and obtain customer renewals. The risks associated with our web platform include: (i) breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns or attempts to gain unauthorized access to our systems, which may cause loss or corruption of data or malfunction of software or hardware; (ii) disruption or failure in our collocation providers, which would make it difficult or impossible for our consumers and financial advisors to log on to our websites; (iii) damage from fire, flood, tornado, power loss or telecommunications failures; (iv) infiltration by hackers or other unauthorized persons; and (v) any infection by or spread of computer viruses.

In addition, increases in the volume of traffic on our website could strain the capacity of our existing infrastructure, which could lead to slower response times or system failures. This would cause a disruption or suspension of our product and service offerings. Any web platform interruption or inadequacy that causes performance issues or interruptions in the availability of our websites could reduce consumer satisfaction and result in a reduction in the number of consumers using our products and services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites and products and services. We may need to incur additional costs to upgrade our computer systems in order to accommodate system disruptions, security risks and increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future. However, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems.

Any significant interruption in the operations of our data centers could cause a loss of data and disrupt our ability to manage our network hardware and software and technological infrastructure, and any significant interruption in the operations of our call center could disrupt our ability to respond to requests for help or service and process orders in a timely manner.

All of our web platform servers and routers, including backup servers, are currently located in co-location facilities in Victoria, British Columbia, Canada. As part of our disaster recovery arrangements, we - replicate all of our customers’ data in a separate backup facility. If we are not successful in implementing this plan, we will face additional risks relating to the central location of our servers. Any disruption of operations of or damage to these servers could materially harm our ability to operate our business. We also may need to make additional investments to improve the performance of our platform and prevent disruption of our services. Any disruption or significant interruption in the operations of our data centers may result in a loss of customer satisfaction and limit our ability to retain and attract customers.

We rely in part on our call center to generate sales leads and maintain a high level of customer service. Any significant interruption in the operation of our call center, including an interruption caused by our failure to expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and respond to requests for help or service, process orders and provide products and services, which could result in lost or cancelled sales and damage to our reputation.

Domestic and foreign government regulation relating to the internet or our financial literacy products and services could cause us to incur significant expense, and failure to comply with applicable regulations could make our business less efficient or even impossible to continue to operate.

As web-based commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. In addition, taxation of services provided over the internet or other charges imposed by government agencies or by private organizations for accessing the internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the internet could result in a decline in the use of the internet and the viability of internet-based services, which could materially harm our business.

If we are unable to maintain and enhance our MoneyMinding brand identity, our business and results of operations may suffer.

The continued development of our MoneyMinding brand identity is important to our business, and expanding financial literacy brand awareness is critical to attracting and retaining our consumers and financial advisors. Our existing and potential consumers may not be aware of the relationship of our product brands with one and another, particularly the books, CDs and seminars and the mVillage which serves as an umbrella for each of our financial literacy products. If we intend to increase subscriptions and extend our geographic reach, maintaining quality and consistency across all of our products and services may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our MoneyMinding brand. We cannot provide assurances that our sales and marketing efforts will be successful in further promoting our MoneyMinding brand in a competitive and cost-effective manner. If we are unable to maintain and enhance our MoneyMinding brand recognition and increase awareness of our financial literacy products and services, or if we incur excessive sales and marketing expense, our business and results of operations could be materially adversely affected.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures in recruiting new consumers and professional financial advisors.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to: (i) create greater awareness of our financial literacy MoneyMinding brand; (ii) select the right market, media and specific media vehicles in which to advertise; (iii) identify the most effective and efficient level of spending in each market, media and specific media vehicle; (iv) determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures; (v) effectively manage marketing costs, including creative and media expense in order to generate and maintain acceptable consumer acquisition costs; (vi) generate leads for sales, including obtaining financial advisor lists in a cost-effective manner; (vii) drive traffic to our website; and (viii) convert consumer and financial advisor inquiries into actual subscriptions and orders.

Our planned marketing expenditures may not result in increased revenue or generate sufficient levels of product and brand awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

We operate in a  new market subject to rapid technological changes, and increasing competition could lead to pricing pressures, reduced operating margins, loss of market share and increased capital expenditures.

The markets for our financial literacy products and services are highly competitive, and we expect increased competition in the future that could adversely affect our revenue and market share. Although many individuals and businesses are attempting to address the need for financial literacy, the bulk of this education still takes the form of explaining product details, such as mutual funds, insurance, banking, annuities, banking or basic budgeting and  “how to” skills. Those current competitors include but are not limited to: (i) providers of financial products and materials; (ii) companies that provide financial product software and web-based services to professional financial advisors; (iii) traditional print financial product materials; and (iv) non-profit and membership educational organizations and government agencies that offer online and offline financial products and services, including in some cases at no cost, to assist individuals in investment decisions. Some of our competitors may have more resources than we do, and several may have larger customer bases and greater brand recognition in the financial industry markets we serve. Further, larger established financial companies with high brand recognition may develop online financial literacy products and services that are competitive with our core products and services. These competitors may be able to devote greater resources than us to the development, promotion and sale of their services and respond more quickly than we can to new technologies or changes in financial literacy consumer requirements or preferences. We may not be able to compete effectively with current or future competitors, especially those with significantly greater resources or more established customer bases, which may materially adversely affect our sales and our business.

However, we believe that two key elements that differentiate us from those competitors are: (i) no one else offers third-party, independent, positive practical financial literacy programs with a proven methodology, integrating the emotional element of day-to-day money transactions in a systematic way benefiting both the consumer and the financial industry; and (ii) no one else offers an inexpensive, automated, easily accessed and fully established branded product that offers customization, private labeling and ongoing new content applicable to a global audience.

If we are unable to adapt our financial literacy products and online services to technological changes, to the emergence of new computing devices and to more sophisticated online services, we may lose market share and service revenue, and our business could suffer.

We need to anticipate, develop and introduce new financial literacy products, services and applications on a timely and cost effective basis that keeps pace with technological developments and changing customer needs. For example, the number of individuals who access the internet through devices other than a personal computer, such as personal digital assistants, mobile telephones, televisions and set-top box devices, has increased dramatically, and this trend is likely to continue. Our products and services were designed for internet use on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make the use of our products and services through such devices difficult. We have no experience to date in operating versions of our products and services developed or optimized for users of alternative devices. Accordingly, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we fail to develop or sell products and services cost effectively that respond to these or other technological developments and changing customer needs, we may lose market share and service revenue and our business could materially suffer.

Protection of our intellectual property is limited, and any misuse of our intellectual property by others- could harm our business, reputation and competitive position.

All intellectual property is under exclusive license to us from our founder, Tracy Piercy. Our trademarks, copyrights, trade secrets, trade dress and designs are valuable and integral to our success and competitive position. However, we cannot assure you that we will be able to adequately protect our proprietary rights through reliance on a combination of copyrights, trademarks, trade secrets, confidentiality procedures, contractual provisions and technical measures from outside influences. Protection of trade secrets and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. We cannot completely prevent the unauthorized use or infringement of our intellectual property rights, as such prevention is inherently difficult. -

We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are similar to ours, which may infringe on our proprietary rights. In addition, we could potentially lose future trade secret protection for our source code if any unauthorized disclosure of such code occurs. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, service revenue, reputation and competitive position could be materially adversely affected.

The confidentiality, non-disclosure and other agreements we use to protect our products, trade secrets and proprietary information may prove unenforceable or inadequate.

We protect our products, trade secrets and proprietary information, in part, by requiring all of our employees and financial advisor subscribers and purchasers to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our technical consultants, customers, vendors and resellers to protect our confidential and proprietary information. We cannot assure you that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

We also rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely, in many instances, on “click-wrap” licenses, which are licenses that can only be read and accepted online and are not negotiated or signed by individual licensees. Accordingly, some provisions of our licenses, including provisions protecting against unauthorized use, copying, transfer, resale and disclosure of the licensed software program, may be unenforceable under the laws of several jurisdictions.

We have not registered copyrights for all of our financial literacy products, which may limit our ability to enforce them.

We have not registered our copyrights in all of our -materials, website information, designs or other copyrightable works. The - Canadian Copyright Act and the United States Copyright Act automatically protects all of our copyrightable works, but without registration we cannot enforce those copyrights against infringers or seek certain statutory remedies for any such infringement. Preventing others from copying our products, written materials and other copyrightable works is important to our overall success in the marketplace. In the event we decide to enforce any of our copyrights against infringers, we will first be required to register the relevant copyrights, and we cannot be sure that all of the material for which we seek copyright registration would be registrable in whole or in part, or that once registered, we would be successful in bringing a copyright claim against any such infringers.

We must monitor and protect our internet domain name to preserve its value. We may be unable to prevent third parties from acquiring a domain name that is similar to, infringe on or otherwise decrease the value of our trademarks.

We own the domain names “moneyminding.com and moneyminding .ca. Third parties may acquire substantially similar domain names that decrease the value of our domain name and trademarks and other proprietary rights which may hurt our business. Moreover, the regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional “top-level” domains, which are the portion of the web address that appears to the right of the “dot,” such as “com,” “net,” “gov” or “org.” As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business, which could harm our business and reputation.

Our future success depends on our ability to retain our key employees.

We are dependent on the services of Tracy Piercy, our founder, Chief Executive Officer and Chairman of the Board, and Nancy Boisvert, our President and a member of our Board, and our other executive officers and members of our senior management team. Other than non-compete provisions of limited duration included in employment agreements that we have with certain executives, we do not generally seek non-compete agreements with key personnel, and they may leave and subsequently compete against us. The loss of service of any of our senior management team, particularly those who are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have a material adverse effect on our business.

We may be unable to attract and retain the skilled employees needed to sustain and grow our business.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts and motivations of our executive team and employees, who generally have significant experience with our company and within the financial services industry. Our success also depends largely on our ability to attract and retain highly qualified IT engineers and programmers, to train financial professionals for content writing and editing -, sales and marketing managers and corporate management personnel. We may experience difficulties in locating and hiring qualified personnel and in retaining such personnel once hired, which may materially and adversely affect our business.

Although we do not currently transact a material amount of business in foreign countries, we intend to expand into international markets- which will subject us to additional economic, operational and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

We market our financial literacy products primarily in Canada and the United States and intend to expand into other international markets, including Europe. The addition of international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. As a result of such expansion, we will be increasingly subject to the risks inherent in conducting business internationally, including: (i) foreign currency fluctuations, which could result in reduced revenue and increased operating expense; (ii) potentially longer payment and sales cycles; (iii) increased difficulty in collecting accounts receivable; (iv) the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States; (vi) tariffs and trade barriers; (vii) general economic and political conditions in each country; (ix) inadequate intellectual property protection in foreign countries; (x) uncertainty regarding liability for information retrieved and replicated in foreign countries; (xi) the difficulties and increased expense in complying with a variety of domestic and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act; and (xi) unexpected changes in regulatory requirements.

We may need additional capital in the future, but there is no assurance that funds will be available on acceptable terms, or at all.

We may need to raise additional funds in order to achieve growth or fund other business initiatives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders if raised through additional equity offerings. Additionally, any securities issued to raise funds may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures may be materially limited.

Any existing indebtedness could adversely affect our financial condition and we may not be able to fulfill our debt obligations.

Any proposed indebtedness may contain various covenants that may limit our ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) pay dividends or make other distributions to our stockholders; (iii) make restricted payments; (iv) engage in transactions with affiliates; and (v) enter into proposed business transactions or combinations. These restrictions could limit our ability to withstand general economic downturns that could affect our business, obtain future financing, make acquisitions or capital expenditures, conduct operations or otherwise capitalize on business opportunities that may arise. Additionally, if we incur substantial debt for working capital purposes, we may use a significant portion of our cash flow to pay interest on our outstanding debt, limiting the amount available for working capital, capital expenditures and other general corporate purposes.

We may be more vulnerable to adverse economic conditions than less leveraged competitors and thus less able to withstand competitive pressures. If our cash flow is inadequate to make interest and principal payments on our debt, we might have to refinance our indebtedness or issue additional equity or other securities and may not be successful in those efforts or may not obtain terms favorable to us. Additionally, our ability to finance working capital needs and general corporate purposes for the public and private markets, as well as the associated cost of funding, is dependent, in part, on our credit ratings, which may be adversely affected if we experience declining service revenue. Any of these events could reduce our ability to generate cash available for investment or debt repayment or to make improvements or respond to events that would enhance profitability.

RISKS RELATED TO OUR SHARES AND THIS OFFERING

There is no market for our shares of common stock and we may never develop a market, which would render investors’ investment illiquid.

Our common shares are not listed on any stock market or exchange, making the selling and trading of our shares exceedingly difficult. Without a secondary market, one is not easily able to sell or trade our shares after purchasing them, and therefore may be stuck with their shares, rendering them illiquid. A FINRA member firm has verbally agreed (but is not bound by such agreement) to submit an application for a priced quotation on the OTC Bulletin Board on our behalf, but there is no guarantee that our application will be approved. And even if we are accepted, quotation on the OTC Bulletin Board doesn't assure that a meaningful market will be created and sustained. It is common, in fact, for OTC-listed companies to have a non-existent trading volume on any given day.

Any future market price for our shares may be volatile.

In the event we obtain a listing on the OTC Bulletin Board, the market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to various factors, including the following: (i) actual or anticipated fluctuations in our quarterly operating results and revisions to our expected results; (ii) changes in financial estimates by securities research analysts; (iii) conditions in the market for our financial literacy products; (iv) changes in the economic performance or market valuations of companies specializing in the financial literacy education industries; (v) announcements by us or our competitors of new services, strategic relationships, joint ventures or capital commitments; (vi) addition or departure of key personnel; (vii) fluctuations of exchange rates between foreign currency and the U.S. dollar; (viii) litigation related to any intellectual property; and (ix) sales or perceived potential sales of our shares.

In addition, the securities market has from time to time, and to an even greater degree since the last quarter of 2007, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.  Furthermore, in the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Our common stock will be classified as a “penny stock” under SEC rules which will limits the market for our common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock

Nevada law and our Articles of Incorporation may protect our directors from certain types of lawsuits.

Nevada law provides that our officers and directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as officers and directors. Our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Our directors and officers are nationals and/or residents of Canada.

Currently, all of our directors and officers reside in Canada. Therefore, it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our directors or officers. All or a substantial portion of such persons' assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process on our directors or officers, or enforce within the United States or Canada any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them. In addition, investors may not be able to commence an action in a Canadian court predicated upon the civil liability provisions of the securities laws of the United States. We have been advised by our Canadian counsel that there is doubt as to the enforceability, in original actions in Canadian courts, of liability based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or any of our directors or officers.

Forward looking statements render investing uncertain.

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus, including the pro-forma assumptions. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except for events or circumstances which occur up to the date of our prospectus, we undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made in this prospectus, even though our situation will change in the future.

Forward-looking statements include statements about: (i) our ability to attract and retain consumers and financial advisors; (ii) the anticipated benefits and risks associated with our business strategy; (iii) our future operating results; (iv) the anticipated benefits and risks of our key strategic consumer and financial advisors relationships and strategic alliances; and (v) the anticipated size or trends of the financial literacy educational website markets in which we compete and the anticipated competition in those markets. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change.

Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject, which include the following risks: (i) Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital; (ii) restrictions on our use of funds provided by banks or our inability to pay off our short-term loans upon maturity could harm our business; (iii) our ability to maintain or increase our revenue could be harmed if we are unable to strengthen and maintain our MoneyMinding International brand image; (iv) a significant portion of our revenue is dependent on the revenues generated from our online dating website and a substantial reduction of revenues on our online dating website could significantly impact our operating results; (v) our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition; (vi) competition in the online dating industry could cause us to lose market share, thereby materially and adversely affecting our business, results of operations and financial condition; and (vii) adverse changes in the economy may affect our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock in this offering. All proceeds from the sale of the shares of common stock will be received by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Since our common stock is not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was determined by the approximate valuation of the shares of common stock that were issued to the security holders of MoneyMinding in accordance with the terms and provisions of the Share Exchange Agreement pursuant to an exemption under Rule 506 of Regulation D and Regulation S promulgated under the Securities Act of 1933. The offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Although our common stock is not listed on a public exchange, a FINRA member firm has agreed to submit an application for a priced quotation on the OTC Bulletin Board on our behalf concurrently with the filing of this prospectus. However, there can be no assurance that such an application for quotation will be approved by FINRA.

In the event our common stock is quoted through the OTC Bulletin Board, the shares to be sold pursuant to the registration statement will be sold at prevailing market prices or privately negotiated prices. There is no assurance that our common stock will trade at market prices in excess of the initial offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

DILUTION

Since all of the shares of common stock being registered are already issued and outstanding, no dilution will result from this offering.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

There are 16 selling shareholders. They may sell some or all of their common stock in one or more transactions, including block transactions:

1.	On such public markets or exchanges as the common stock may from time to time be trading;
2.	In privately negotiated transactions;
3.	In short sales; or
4.	In any combination of these methods of distribution.

The sales price to the public is fixed at $0.02 per share until such time as the shares of our common stock may become traded on the Bulletin Board operated by the Financial Industry Regulatory Authority or another exchange; however, there is no assurance that our common stock will become quoted on the OTC Bulletin Board or another exchange. If our common stock becomes quoted on the Bulletin Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1.	The market price of our common stock prevailing at the time of sale;
2.	A price related to such prevailing market price of our common stock; or
3.	Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services.

Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders. We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things: (i) not engage in any stabilization activities in connection with our common stock; (ii) furnish each broker or dealer through which common stock may be offered, such as copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and (iii) not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

There is no assurance that any of the selling shareholders will sell any or all of the shares offered by them. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is met.

Of the 46,467,627 shares of common stock outstanding as of the date of this Prospectus, 31,236,233 shares are held of record by Tracy Piercy, the founder of MoneyMinding and our Chief Executive Officer. These shares can only be resold pursuant to this registration statement or in compliance with Rule 144 of the Securities Act of 1933.

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Section 15(g) of the Exchange Act

Our shares of common stock, because they are considered a “penny stock”, are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses).  While Section 15(g) and Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer execute a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.  The application of the penny stock rules may affect your ability to resell your shares.

The application of the penny stock rules may affect your ability to resell your shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

OVERVIEW

We are a  financial literacy marketing and client development company that equips a global network of financial professionals to deliver financial education and pursue professional alliances as tools to build strong, profitable client relationships. We provide and market financial literacy methodologies to consumers and financial professionals. We believe that our products and services teach a whole new way of looking at every area of personal finance so that the decisions people make on a day-to-day basis support wealth creation and lifetime financial security. We believe that by providing third party financial literacy for both the financial services industry and their clients, we will assist consumers in making more informed financial decisions.

PLAN OF OPERATIONS

Our specific goal is to begin the expansion of our business by expanding our sales efforts and expanding our marketing with PR and web initiatives to actively promote the brand and our products, We intend to accomplish the foregoing through the following milestones:

February – April 2011	Register our previously issued shares on this Form S-1.
February – July 2011	Strategize on our - sales and PR campaigns
July – December 2011
Implement our - strategy, evaluate success in terms of number of additional consumers and financial planners and marketing partners that subscribe for our service, as well as in terms of quality of our relationships; develop and promote additional financial education materials offered through the MoneyMinding Minute Manager Service.

April – May 2011	Work with market maker and file 15c2-11 to obtain trading symbol.

We intend to continue building up our cash and cash equivalents balances to have available capital to help finance any planned acquisitions. We do not anticipate any significant changes in the number of employees. We currently have 3 employees and a network of consultants.

LIQUIDITY, CAPITAL RESOURCES AND RESULTS OF OPERATIONS

The following discussion is in regards to the consolidated operations of both Dakville and MoneyMinding on the basis as if the merger had occurred at the beginning of the period of the respective companies and should be read in conjunction with the audited financial statements of Dakville Corp. and MoneyMinding International Inc. and the unaudited pro forma consolidated financial statements and the related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this prospectus. The financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles.

From Inception (March 30, 2010) to September 30, 2010

As of September 30, 2010, our current assets were $20,817 and our current liabilities were $488,603, which resulted in a working capital deficit of $467,786. As of September 30, 2010, current assets were comprised of $16,669 in cash and $4,148 in other receivables. As of September 30, 2010, current liabilities were comprised of: (i) $24,516 in accounts payable and accrued liabilities; (ii) $228,787 in accounts payable– related parties; (iii) $179,216 due to related parties; and (iv) $55,925 in convertible debenture (net of unamortized discount of $29, 075).

As of September 30, 2010, our total assets were $20,817 comprised of current assets. As of September 30, 2010, our total liabilities were $518,276 comprised of $488,503 in current liabilities and $29,773 in long term liabilities consisting of $29,773 in convertible debenture (net of unamortized discount of $20,227).

Stockholders’ deficit was ($497,459).

Cash Flows from Operating Activities

We have not generated positive cash flows from operating activities. As of September 30, 2010, net cash flows used in operating activities was $326,263, consisting primarily of a net loss of ($1,375,259) changed by $7,851 in amortization of debt discount and $792,000 in stock issued for research and development. Net cash flows used in operating activities was further changed by ($4,148) relating to other receivable, $24,516 relating to accounts payable and accrued liabilities and $228,787 relating to accounts payable – related parties.

Cash Flows from Financing Activities

We have financed our operations primarily from debt or the issuance of equity instruments. As of September 30, 2010, net cash flows provided from financing activities was $351,339. Cash flows from financing activities consisted of $179,276 in proceeds from related party advances, $125,000 from convertible notes payable and $47,063 from issuance of common stock.

RESULTS OF OPERATIONS

From Inception (March 30, 2010) to September 30, 2010

Our total comprehensive loss as of September 30, 2010 was ($1,383,666). As of September 30, 2010, we had generated revenue of $15,248.

As of September 30, 2010, we incurred operating expenses of $1,374,533. Operating expenses consisted of the following items: (i) selling general and administrative of $318,669; (ii) consulting of $144,382; (iii) business licenses and permits of $50; (iv) research and development of $792,000; (v) salaries and benefits of $109,304; and (vi) sales and marketing of $10,128. On May 4, 2010, MoneyMinding Inc. and MoneyMinding entered into an agreement pursuant to which the MoneyMinding Inc. and its shareholders agreed to relinquish all right, title and interest and transfer to MoneyMinding ownership in certain intellectual property (the “Agreement”) in exchange for shares of common stock in MoneyMinding. The intellectual property is primarily comprised of material that was created for use in a planned infomercial that - aired approximately 10 times with minimal response. Accordingly, management determined that since the plans for the infomercial never materialized, the costs should be expenses as research and development. Therefore, the fair value of the transaction was determined by using the fair value of the common stock on the date of the Agreement. The result of the transaction was a $792,000 expense to research and development. General and administrative expenses generally include corporate overhead, financial and administrative contracted services, marketing, and consulting costs.

Interest expense of $8,133 was incurred as of September 30, 2010. Amortization of debt discount of $7,841 was also incurred as of September 30, 2010. There was a foreign currency translation adjustment of $8,407 as of September 30, 2010.

Therefore, total comprehensive loss as of September 30, 2010 was ($1,383,666) or $0.03 per share as of September 30, 201. The weighted average number of shares outstanding was 39,684,245 as of September 30, 2010.

MATERIAL COMMITMENTS

Notes

A future material commitment during fiscal year 2011 relates to three unsecured convertible notes payable with an aggregate total of $125,000. The first note is in the principal amount of $25,000 due January 27, 2011 (the “$25,000 Note”). The $25,000 Note contains a conversion feature which at the investor’s option until the repayment date provides that the $25,000 Note may be converted to shares of common stock at a 30% discount to the market price. As of September 30, 2010, $357 had been amortized and expensed.

The second note is in the principal amount of $50,000 due June 15, 2011 (the “2011 $50,000 Note”). The 2011 $50,000 Note has a graduated conversion feature which allows the investor to convert the debt into common stock at a price of $0.35 per share if exercise by September 15, 2010, $0.50 per share if by December 15, 2010, $0.75 per share if by March 15, 2011 and $1.20 per share if by June 15, 2011. As of September 30, 2010, $6,282 has been amortized.

The third note is in the principal amount of $50,000 due August 20, 2012 (the “2012 $50,000 Note”). The 2012 $50,000 Note has a graduated conversion feature that allows the investor convert the debt into common stock at a price of $0.35 per share if exercise by November 20, 2010, $0.50 per share if by February 20, 2011, $0.75 per share if by May 20, 2011, $1.20 per share if by August 20, 2011 and $1.50 per share if by August 20, 2012. As of September 30, 2010, $1,202 has been amortized.

Founders Debt

As of September 30, 2010, we had liabilities due to founders on demand aggregating $405,814 as follows: (i) $177,027 due to an advance made by three corporate officers to pay corporate expenses, which is non-interest bearing and unsecured; and (ii) $228,787 due to three officers as accrued payroll, which accrues 10% annually and is unsecured. The provisions of the employment contracts allow the accrued payroll or any portion thereof to be converted into common stock at a 50% discount to market at the discretion of the company.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this prospectus, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

BUSINESS

GENERAL

We were incorporated under the laws of the State of Nevada as Dakville Corp on April 19, 2010. Effective December 15, 2010, we entered into the Share Exchange Agreement with MoneyMinding and the MoneyMinding Shareholders holding in the aggregate 100% of the total issued and outstanding MoneyMinding Shares. In accordance with the terms and provisions of the Share Exchange Agreement, we acquired one hundred percent (100%) of the total issued and outstanding shares of common stock of MoneyMinding held of record by the MoneyMinding Shareholders in exchange for issuance of an aggregate 11,758,382 shares of our restricted common stock. Thus, the transaction will result in MoneyMinding becoming our wholly-owned subsidiary in a tax-free exchange and the business and operational activities of MoneyMinding will primarily be conducted by and through us. On February 8, 2011, we filed an amendment to our Articles of Incorporation changing our name from “Dakville Corp.” to MoneyMinding International Corporation.

We are a financial literacy marketing and client development company that equips a global network of financial professionals to deliver financial education and pursue professional alliances as tools to build strong, profitable client relationships. We provide and market financial literacy methodologies to consumers and financial professionals. We believe that our products and services teach a whole new way of looking at every area of personal finance so that the decisions people make on a day-to-day basis support wealth creation and lifetime financial security. We believe that - by providing third party financial literacy for both the financial services industry and their clients we will assist consumers in making more informed financial decisions.

MoneyMinding was incorporated in April 2010 and has been providing financial literacy programs to consumers and financial profession thus assisting the financial industry to tap into potentially trillions of dollars in revenue from the middle mass market.

Since 1991, Tracy Piercy, the founder of MoneyMinding and a Certified Financial Planner professional, has been involved in assisting people manage their money and teaching the industry required curriculum for financial designations. Ms. Piercy believed that many financial education programs concentrated on only one part of the money-management spectrum, whether they were debt control strategies, spending plan systems or creative strategies, and did not address an overall lifestyle financial plan. Trained within the traditional models of financial planning and analyzing the methods of the financial success experts, Ms. Piercy therefore developed a program that addresses the “missing link” in these financial education programs in which daily wealth building management and habits are connected to lifelong financial security.

Through the MoneyMinding marketing partners, financial education and materials (collectively, the “MoneyMinding Minute Manager Service”), - are directed to the end user whether that is the consumer or a financial planner or advisor. We believe that the MoneyMinding Minute Manager Service provides the whole spectrum including: (i) identification of personal goals and values; (ii) cash flow management and income generation; (iii) tax planning; (iv) risk management and legacy planning; (v) credit management; and (vi) asset management. Each module follows logically from the previous providing solid wealth-building principles.

The MoneyMinding Minute Manager Service is designed to turn goals, past financial experience and expertise into the financial supporting system that generates ongoing income streams. The program has evolved to incorporate: (i) a home-study program; (ii) books; (iii) audio and vide series; (iv) on-line community services; (v) regular teleconferences for collaborative learning; (vi) newsletters, articles, podcasts and blogs; (vii) special reports and fact sheets; and (viii) live networking and educational events.

We continue to promote our business and our website located at http://www.moneyminding.com.

PRINCIPAL PRODUCTS AND SERVICES

Our MoneyMinding Minute Manager Service and related products deliver third party financial education to clients and prospects of financial professionals. Our business model provides for recurring and sustainable revenue streams through business-to-business and business-to-consumer markets through three main revenue sources: (i) online subscriptions; (ii) training; and (iii) ancillary products such as books, CDs and software.

Consumers

The MoneyMinding Minute Manager Service. The MoneyMinding Minute Manager Service is an online subscription service offered by us that provides consumers with the ultimate financial decision making resource. We believe that it offers a “one-stop” shop. It provides a 12-step financial independence plan and monthly - action plans. The MoneyMinding Minute Manager Service is a decision making system for the consumer’s money and financial transactions. It has been compared to “Google” or “Yahoo” online type of search programs or “Ask the Expert Forums and Blogs”. However, we believe that the alternative search programs are not personalized, do not combine a complete financial decision making system with the psychology of money, and do not connect you back to financial professionals for personal advise. The information presented in the MoneyMinding Minute Manager Service allows for the subscriber to decide the content of topics covered by asking their personal money questions anonymously and receiving answers that are unbiased, meaningful, practical and useful. Other timely or topical issues that affect personal finance are also part of this service making it interactive, personal positive and practical. Financial literacy and behavioral finance are complimentary disciplines to financial services that have not been formerly taught. Therefore, it is designed to help the subscriber ask better questions to get better results because the subscriber is developing skills by expanding their knowledge and confidence to work effectively with financial professionals who can then help them with the products, service and strategies available for their own personal situation and circumstances. The subscription service is designed to ensure that the subscriber can take advantage of the technical knowledge financial professionals offer and allow them to confidently evaluate solutions and strategies presented to them.

The online subscription service retails to the consumer for $19.00 monthly. It is also sold as a marketing program for financial professionals to provide to their clients and prospects, or for employers to provide a financial literacy benefit to employees at a cost of $0.40 per user, subject to minimum bulk quantities and set up fees. Once registered, the subscriber receives a start-up package of material and support tools via email. The materials provide a framework of reference and background information as well as an educational foundation. The subscriber is issued a password and ID to the online community where they can access archives, reference materials, tips, stories, questions and other valuable resources. They will be invited to participate in weekly live mentorship calls, receive exclusive weekly communication bulletins of new items of interest, events, activities and financial wisdom and receive a monthly action plan which is an insightful exercise with tip and activity. The subscription system is designed to answer their money questions from a reliable and trusting resource to help them in their endeavor for financial success, financial understanding and financial competence.

Courses.  We offer a variety of courses to assist the consumer with learning concepts for financial success, business strategies, personal relationships and success principles. We believe these courses provide proven concepts that integrate success principles with solid and universally practiced financial planning strategies that provide the consumer with simple changes in perspective so that the consumer can ask better questions to achieve the results they desire. In addition to the MoneyMinding Minute Manager Service described above, we offer:

•	Wealth Secrets of Everyday Spending workbook, which is a program designed to walk the consumer through proven steps to a lifetime of financial security.

•
7-Day Make a Difference Video Program, which is a condensed quick-action program providing the consumer with the biggest reasons people struggle with money, money mistakes almost everyone makes and what they can do in 7 days to turn the struggles into possibilities. It is designed to provide a specific action plan as a companion to the MoneyMinding Minute Manager Service.

•	The MoneyMinding Makeover, which is our flagship program encompassing all the tools, templates, questionnaires and information needed to allow the consumer to achieve results.

•	The MoneyMinding Makeover PLUS, which includes video lessons and extra support providing the consumer with a more hands-on interactive experience.

Financial Advisors

We have designed tools and programs for financial advisors that we believe will allow the financial professional to differentiate themselves from their competition. We provide a marketing system that integrates online and offline programs providing a stream of referrals, a practice management program designed to enhance your current practices, compliance aid based on more involved and knowledgeable clients and a client service system that helps to keep the financial professional’s clients engaged in the professional services. We only specialize in the education and not the products or services which are the primary responsibilities of the financial professional. The neutrality of the third-party educational provider is designed to enhance the financial professional’s advice and help people take advantage of all the financial professional has to offer. We believe that by having an outside educational provider who specializes in applied financial literacy and behavioral finance, the financial professional will be more efficient and have more time for activities that will provide him/her with direct compensation. Their clients will be able to provide their financial professional with more detailed information so that the financial professional can better provide them with more solutions. Our role as the third party outside provider is to edify and validate the financial professional’s services to that they can specialize in the implementation of strategies thus obtaining the wanted results.

Business Development Programs. A core focus of MoneyMinding has been to bring together professionals in the financial related industry and consumers with the primary focus on providing third party financial education. We offer a variety of programs to help address the needs of financial professionals to strengthen and grow their business. We believe that by helping financial professionals, their clients and prospects and consumers at large, we teach concepts for financial success, business strategies, personal relationships and success principles – proven concepts that integrate success principles with solid and universally practiced financial planning strategies that provide simple changes in perspective so that better questions ca be asked resulting in the knowledge to make better money decisions.

•	Marketing Partner Program, which provides ongoing training sessions, specific action plans, introductions to new markets and generation of passive referrals.

•
MoneyMinding Mastery, which is a complete financial rethink and relook at every area of financial planning and financial products including a 4-day live event for both financial professionals and non-industry professionals qualifying for 30 CE (Continuing Education) credits for financial professionals from Advocis, the Canadian financial industry association.

•
The 7 Biggest Money Mistakes Almost Everyone Makes, which is a tool to assist financial professionals with their client to understand and communicate in a way that helps the financial professional deliver more personalized solutions.

•
Money Myths and Mistakes that Sabotage Client Relationships, which provides information to about money mistakes commonly made on a daily basis so that the financial professional can communicate these with their prospects and clients.

•	Nichify Yourself, which is a recording with internationally renowned marketing consultants revealing ten marketing secrets and seven mistakes people make in marketing.

•
ClientMinding, which is a step-by-step program designed to help in expanding the financial professional’s private practice. This includes a two-hour recorded live seminar for advisors as part of a continuing education series offered by the Investment Dealers Association of Canada.

•
Building Blocks to Grow Your Business, which is a step-by-step program providing proven tips to guide the financial professional’s marketing and business efforts and improving marketing results. This includes five recorded audio sessions.

Seminars and Workshops. We also offer seminars, webinars and workshops to compliment our key MoneyMinding activities and concepts. These evolve and change frequently to keep the information fresh with current financial climates.

•
Money Myths & Mistakes That Sabotage Client Relationships, for example, which is a live one-hour webinar event for financial professional focusing on creating more client loyalty, referrals and better results for client relationships.

OUR GROWTH STRATEGY

Management believes that over 3,100,000 people are employed in the financial services area based on estimates of data compiled through Statistics Canada 2006 Census and 2008 United States Census data. The same data shows the combined Canada-U.S population is 342,572,400, representing an approximate total of 128,786,617 households. Based on current results, we believe that could support a growth rate of thirty-six new marketing partners each month per commissioned sales consultant with a one-year target of 1080 marketing partners. It is anticipated that 80% of these marketing partners will subscribe to the fully automated model at $99 per month (per 250 clients or prospects), representing a recurring monthly revenue stream of $85,536 by the end of the first fiscal year. These figures do not account for purchases of more than one unit of 250 names. The remaining 20% of the marketing partners who subscribe to the “do-it-yourself” version will generate an additional recurring monthly revenue stream of $6264. We also provide various training courses and materials, including Mastery, delivered either as a live four-day event or via web training. The cost of the live course is $2795, and is a requirement for certification as a MoneyMinding® Mentor, which allows the use, under license, of MoneyMinding methodologies and materials and contribution of content for MoneyMinding subscriber programs.

Our plan to generate future revenues is:

•	Continue to spend more advertising dollars where they have generated the best return on investment. -

•
We will also use marketing experts to generate new subscribers. This includes but is not limited to using our call center, online blogs, chat rooms, internet promotion companies, search engine placement, opt-in email promotion, self- producing web sites, and referrals.

•	We will continue to price our financial literacy products and web-related services aggressively through our existing sources and contacts.

BUSINESS MODEL ASSUMPTIONS

The value of integrating the MoneyMinding® System into a financial practice for an individual advisor is to: (i) provide them with a competitive edge and tool to differentiate themselves in the marketplace; (ii) provide a framework for strengthening client / advisor communications; (iii) help increase the level of trust and credibility with clients, therefore assisting to gain new clients through referrals; (iv) increase the size of client accounts and production from each client; and (v) provide them with the training and tools on financial literacy and behavioral finance to compliment and enhance their core financial service making them more effective and productive in their role as a financial professional.

The value to a corporation to integrate the MoneyMinding® System company-wide is to: (i) assist in attracting and retaining high producing financial advisors; (ii) assist in gathering more assets under administration; and (iii) assist in maintaining advisor accountability for the advice they provide to their clients.

MoneyMinding® Business Model	Per Advisor	All Advisors Combined
Number of Advisors	1	750
Average Number of Clients and Prospects / Advisor	340	255,000

Section 1 - Monthly MoneyMinding® Minute Manager Program

Initial Set-up Fee - Base Fee	$149	$111,750
Initial Set-up Fee - per subscriber name ($0.50)	$170	$127,500
Total Set-Up Fees	$319	$239,250
Monthly Subscription Fee ($99 per 250 subscribers)	$198	$148,500
Annual Fee	$2,376	$1,782,000

Section 2 - Calculating Daily Revenue Production
Total NON - Working Days Per Year
- Weekend days	104	78,000
- Stat holidays	11	8,250
- Earned holidays (6% - 3 weeks)	15	11,250
- Non working days (Dec 20 - Jan 3)	11	8,250
Total NON - Working Days per year	141	105,750
Total Net Working Days	224	168,000
Annual Gross New Asset Revenue Target	$4,000,000	$3,000,000,000
Combined Commission Target 2.5%		$100,000
Commission Split Percentages	80.00%	20.00%
Commission Dollars	$80,000	$15,000,000
Gross Asset Revenue Per Working Day	$17,857	$13,392,857
Gross Commission Per Working Day	$357	$66,964

Section 3 - Calculating Client Retention & Per Client Production Efficiency
Total Clients Under Service	340	255,000
Annual Client Loss/Churn - 5%	(17)	(12,750)
Loss/Churn Reduction Due to Minute Manager -33%	6	4,250
Recovered Client Asset Sales	$66,667	$50,000,000
Recovered Client Commissions	$1,333	$1,000,000
Client Production Efficiency Improvement	7.50%
Total Clients	340	255,000
Gross Asset Sales Improvement	$300,000	$225,000,000
Gross Commission Improvement	$6,000	$4,500,000

Section 4 – Annual Training to Maintain License & Recovered Production Days
Total Training Credits Required Annually	30	22,500
Credits Earned Per 1/2 Day Seminar	1
Total 1/2 Day Sessions Required	30	22,500
Total Lost Production Days	15	11,250
Total days for MoneyMinding Training (30 Credits)	5	3,750

Net Recovered Production Days	10	7,500
Cost of MoneyMinding Training Program	$2,795	$2,096,250
Corporate Client Discount	$(795)	$(596,250)
Net Cost per Annual Training Credits	$2,000	$1,500,000

Section 5 - Combined Program Costs - Savings & Revenue Improvements
Value of Gross Asset Revenue from Recovered Days	$178,571	$133,928,571
Value of Commission from Recovered Days	$3,571	$2,678,571
Recovered Client Asset Sales	$66,667	$50,000,000
Recovered Client Commissions	$1,333	$1,000,000
Gross Asset Improvement	$300,000	$225,000,000
Gross Commission Improvement	$6,000	$4,500,000
Total Recovered, Retained, New Gross Assets	$545,238	$408,928,571
Total Recovered, Retained, New Commissions	$10,905	$8,178,571
Annual MoneyMinding Minute Manager Program	$2,376	$1,782,000
Annual MoneyMinding Training Licensing Credits	$2,000	$1,500,000
Combined Investment MoneyMinding® Programs	$4,376	$3,282,000

Net New Commission Monies	$6,529

Key Attributes of Our Business Model

We believe the following are the key attributes of our business model:

Potential for High Revenue Visibility and Strong Cash Flow Generation.  We believe we have an attractive business model characterized by a visible recurring revenue stream and potential for high profit margins. Our subscription-based revenue model and potential for high recurring revenue will provide strong earnings visibility. Our operations are designed to achieve and maintain attractive profit margins through our highly scalable 100% online delivery platform, low research and development requirements and viral marketing strategy. In addition, we believe our low capital expenditure requirements and up-front subscription payments by consumers and financial advisors will generate strong cash flow and high returns on invested capital.

Scalability and Flexibility.  We continue to scale our business by increasing our financial literacy product offerings without incurring significant incremental expense. Our content development processes allow us to quickly and inexpensively update or create financial literacy products, including online seminars and workshops, and we can easily add new products as well as new consumers and financial advisors through our single online delivery platform. Our flexible sales model incorporates in-house web optimization, direct mail and email marketing, which allows us to incrementally expand our sales and marketing efforts at a relatively low cost. In addition, our centralized, online delivery model is more cost-effective for our consumers and financial advisors relative to traditional licensed and installed software solutions and traditional workbook publishers.

Powerful, Demand-Driven Sales and Marketing.   In addition to the viral demand for our financial literacy products and services, we have a growing team of specialized sales and marketing professionals who are experienced in generating new sales of online financial literacy educational products. We believe that our focus on site-level sales will result in greater consumer and financial advisor loyalty, as evidenced by growing revenue from our existing consumer and financial advisor base. Once professional financial advisors become dedicated customers, we believe their recommendations often lead to additional sales within the industry, including the areas of insurance agents, bankers, accountants, personal coaches, mortgage professional and real estate. Over time, we believe that our site-based consumer and financial advisors advocates are instrumental in helping us gain access to other markets.

COMPETITIVE STRENGTHS

We believe that there are two key elements that differentiate MoneyMinding from competitors. First, to the best of our knowledge, no one else offers independent, positive practical financial literacy programs integrating the emotional element of day to day money transactions in a systematic way, thus benefiting both the consumer and the industry. Secondly, to the best of our knowledge, no one else offers an inexpensive, automated, easily accessed and fully established branded product that offers customization, private labeling and ongoing new content applicable to a global audience.

We believe the following are our key competitive strengths:

Customized Content.  We offer online financial literacy educational programs, products, services and training to consumers and professional financial advisors. We believe this deep customization is attractive to financial advisors and consumers, providing them with a resource that addresses the need for financial literacy.

Accessible, Dynamic Web-based Platform.  Our financial literacy products and services are delivered entirely online so they can be used by consumers and professional financial advisors on computers wherever internet access is available, such as offices, computer labs, media centers, public libraries or at home. Our programs require no additional software, no installation or maintenance and no extensive implementation or training. Moreover, unlike traditional workbooks or software products, our financial literacy products and services are easily and quickly updated whenever content or functionality enhancements are introduced.

Management Team with Strong Financial Literacy Industry Expertise and Background.  Members of our senior management team have extensive experience in the investment, banking and financial industry and in serving the community by teaching licensing programs for financial professional and providing consulting, training and speaking development services. Our Chief Executive Officer, Tracy Piercy, has approximately twenty years of experience in the financial industry, and our President, Nancy Boisvert, has over twenty-five years of experience from federal politics, personal finance and working in marketing, communication and public relations capacities.

CONTENT AND PRODUCT DEVELOPMENT/DELIVERY

Our systems are built on the demands of both the consumer and the financial professional we serve and delivered through systems that - operate in a completely hosted manner, eliminating the need for our customers to run any special hardware or software to receive our information. - We will continue to invest in improving the performance, functional depth and the usability of our services to better meet our customer’s needs.

We have the ability to scale our application and core business in a very fast and efficient manner. Moreover, we can focus our resources on building new content to deliver to our consumer and financial advisor base as a whole rather than on maintaining an infrastructure to support each of their distinct  programs.

As a result, our consumers and financial advisors will be able to realize the full value of these enhancements as part of their ongoing subscription without the need for special hardware or software. -

EMPLOYEES

The total number of employees we have, including full- and part-time, is currently 3. We rely on the services of our Chief Executive Officer and our President and other executive management to devote as much time as they can to our operations and to spend time overseeing our administrative responsibilities as well. Currently, both Tracy Piercy and Nancy Boisvert devote approximately 40-60 hours per week to our operations. We anticipate that our officers will continue to devote the same number of hours, on average, per week in the foreseeable future.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

OFFICERS AND DIRECTORS

Our directors will serve until their successor is elected and qualified. Our officers are elected by the board of directors and serve until their respective successor is duly elected and qualified, or until she or he are removed from office. The board of directors has no nominating, auditing or compensation committees. The persons named below have held their offices/positions since our inception and is expected to hold their offices/positions until the next annual meeting of our stockholders.

The name, address, age and position of our present officers and directors are set forth below:

Name	Age	Position(s)

Tracy Piercy	46	Chief Executive Officer and Chairman of the Board of Directors

Nancy Boisvert	53	President and a Director

Eric B. Watchorn	45	Vice President of Business Development and a Director

Doug Frankiw	51	Director

Business Experience

The following is a brief account of the education and business experience of each director, executive officer and key employee during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed, and including other directorships held in reporting companies.

Tracy Piercy. Ms. Piercy is the founder of MoneyMinding and is our Chief Executive Officer and Chairman of the Board of Directors. Ms. Piercy delivers a values-based, lifestyle approach to personal finance. Ms. Piercy has been a Certified Financial Planner by profession in the industry since 1991 and her knowledge in the industry includes insurance, banking, investments, business, marketing, education and psychology. Ms. Piercy was a top producing investment advisor with one of Canada’s largest investment firms, CIBC Wood Gundy, when she sold her successful practice to concentrate on financial training.  The result of years of study and personal experience is her system called MoneyMinding®. Through her teaching, Ms. Piercy introduces a new way of looking at every area of personal finance so that decisions people make on a day-to-day basis support wealth creation and lifetime financial security.

Ms. Piercy’s vision began when she recognized the gap between conventional teachings on personal finance and client reality – a fact highlighted when one of her high net worth clients could not resolve his money worries with traditional reassurances. Delving into the teaching of world-renowned success teachers such as Tony Robbins, Robert Kiyosaki, Michael Gerber, Mark Victor Hansen, Robert Allen, Napoleon Hill and others, and combining their wisdom with what she already knew from her years as a financial professional and as a CFP instructor, Ms. Piercy uncovered a whole untapped vein of advisor / client relations. Her method began with an understanding of the client’s individual values, and ends up with a complete plan for personal financial success and the means to carry it out in a way that works for them personally.

Ms. Piercy has taught licensing programs for financial professionals, wrote content for “Investigate Before You Invest” investor advisory, and financial planner compliance materials for the BC Securities Commission and other industry organizations. Her concepts have appeared in programs for the Canadian Securities Regulators, Financial Institutions, Individual Advisors in Canada and the US and thousands of consumers with hundreds of success stories.  Ms. Piercy’s consulting, training / speaking and program development services enable her to assist companies, financial institutions and educational providers with a range of financial literacy programs for marketing, client and staff development, customer service, employee assistance, corporate social responsibility and education. Ms. Piercy is also the author of four books and several courses and programs, which many of are also available on CD audio and online video.

In tandem with MoneyMinding, Ms. Piercy also established the MoneyMinding Foundation for Financial Literacy to provide financial education and empowerment across all economic sectors:  young, old, rich or poor.

Nancy Boisvert. Ms. Boisvert is the President and a member of the Board of Directors. Ms. Boisvert brings knowledge and experience from federal politics, personal finance and real estate and has worked in marketing, communication and public relations capacities since 1984. Organizational skills and attention to detail have awarded Ms. Boisvert with success running political campaigns, designing and implementing a number of business models, and coordinating fundraising events. She has worked in the public and private sectors with a variety of clients, including start-ups and public companies, financial services, political parties and elected representatives.

Eric B. Watchorn. Mr. Watchorn is a member of the Board of Directors. Mr. Watchorn has a substantial background in corporate development from the ground up as well as knowledge and network as it relates to corporate audit and compliance. Mr. Watchorn’s international experience and connections within the financial investment community will assist in the growth of the company on an international basis. Mr. Watchorn is the founder and president of PolarStar Investments International, LLC and PolarStar Investments Inc. PolarStar offers its clients a full service option to private commodity transactions and a variety of global investment locations. Prior to this, Mr. Watchorn founded Trade True Securities in 2001 and Versa Trading Corp in 2004. Both companies operated client and proprietary direct access trading operations in British Columbia, Canada. After selling his interests in Trade True Securities, Mr. Watchorn ventured into expanding the proprietary trading operations into Vietnam and further developed advanced automated and algorithmic black and grey box trading systems. Besides his University degrees, Mr. Watchorn also hold Series 24, 55, and was waived Series 7 in light of having obtained the Canadian Securities Course, Conduct & Practices and Branch Managers Courses. Mr. Watchorn also speaks and writes fluently in German.

Doug Frankiw.  Mr. Frankiw is a member of the Board of Directors.  While Doug is involved with several ongoing endeavors, his primary focus for many years has been as chief executive officer of On The Go, an organization founded by Doug, which has to date helped better than 2,100 companies. During Doug’s twenty-eight year career, he has been Chairman of a large lending institution and as a senior officer with The Business Development Bank as well as the Royal Bank of Canada. His educational background includes eleven years of post secondary education including a Masters in Finance. Doug is also an accomplished public speaker and was Keynote Speaker with Dr. David Suzuki. In 2005, Doug received the prestigious Business Mentorship of the Year award from Industry Canada, Alcan Canada, and TELUS Business and has served on many Boards and continues to work with Fortune 500 Companies as well as Universities on a global basis.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past five years, none of our directors, executive officers or persons that may be deemed promoters is or have been involved in any legal proceeding concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Tracy Piercy is deemed a “promoter” of our company, within the meaning of such term under the Securities Act of 1933, since she founded and organized our company. Ms. Piercy is our only “promoter”.  On March 31, 2010, we issued an initial 26,236,233 shares and on April 18, 2010, we issued an additional 5,000,000 shares of common stock as restricted securities to Tracy Piercy, our Chief Executive Officer and Chairman of the Board of Directors. On March 31, 2010, we also issued an aggregate 4,919,294 shares to Nancy Boisvert, our President and a member of the Board of Directors, and 1,639,765 shares to Susan Ranzinger, our director of administrative services as restricted securities.

As of September 30, 2010, we had liabilities due to founders in the amount of $405,814 for operating advances and expenses paid on our behalf for opening the corporate bank account, organizational and startup costs, and consulting fees related to our business operations. The loans are verbal, due on demand, unsecured, non interest bearing and have no specific terms for repayment.

On April 1, 2010, we entered into an indefinite rental agreement with Tracy Piercy and Nancy Boisvert for home office space. The agreements require a $1,000 monthly payment to Ms. Piercy and a $300 monthly payment to Ms. Boisvert. As of September 30, 2010, we paid $7,557 for office space.

Employment Agreements

Tracy Piercy.  On April 19, 2010, we entered into an employment agreement (the “Piercy Employment Agreement”) with Tracy Piercy. In accordance with the terms and provisions of the Piercy Employment Agreement: (i) we are required to pay Piercy monthly installments of $18,000, which is equivalent to $216,000 on an annual basis; (ii) any amounts not paid and due incur interest at the rate of 10% annually and shall be paid in shares of common stock at a 50% discount to the market price at the time of issuance; and (iii) while in force and effect and for a period of three years after termination, Piercy shall not compete or disclose our customer lists, trade secrets or other confidential information.

Nancy Boisvert.  On April 19, 2010, we entered into an employment agreement (the “Boisvert Employment Agreement”) with Nancy Boisvert. In accordance with the terms and provisions of the Boisvert Employment Agreement: (i) we are required to pay Boisvert monthly installments of $15,000, which is equivalent to $180,000 on an annual basis; (ii) any amounts not paid and due incur interest at the rate of 10% annually and shall be paid in shares of common stock at a 50% discount to the market price at the time of issuance; and (iii) while in force and effect and for a period of three years after termination, Boisvert shall not compete or disclose our customer lists, trade secrets or other confidential information.

COMMITTEES OF THE BOARD OF DIRECTORS

As of the date of this prospectus, we have not established an audit committee, a compensation committee nor a nominating committee. We intend within the next fiscal year to establish such committees and adopt and authorize certain corporate governance policies and documentation.

The respective role of an audit committee has been conducted by our Board of Directors. When established, the audit committee's primary function will be to provide advice with respect to our financial matters and to assist our Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, and legal compliance. The audit committee's primary duties and responsibilities will be to: (i) serve as an independent and objective party to monitor our financial reporting process and internal control system; (ii) review and appraise the audit efforts of our independent accountants; (iii) evaluate our quarterly financial performance as well as its compliance with laws and regulations; (iv) oversee management's establishment and enforcement of financial policies and business practices; and (v) provide an open avenue of communication among the independent accountants, management and our Board of Directors.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us for the period July 1, 2010 through December 31, 2010. This information includes the dollar value of base salaries, bonus awards and number of stok options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Summary Compensation Table
						Non-	Nonqualified
						Equity	Deferred	All
						Incentive	Compensa-	Other
				Stock	Option	Plan	tion	Compen-
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Tracy Piercy, CEO	2010	53,585	0	0	0	0	0	0	53,585

Nancy Boisvert, President	2010	13,250	0	0	0	0	0	0	13,250

The following table sets forth the compensation paid by us from inception to December 31, 2010 for our directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our directors.

	Director Compensation
	Fees
	Earned				Nonqualified
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Tracy Piercy	2010	0	0	0	0	0	0
Nancy Boisvert	2010	0	0	0	0	0	0
Doug Frankiw	2010	0	0	0	0	0	0
Eric Watchorn	2010	0	0	0	0	0	0

All compensation received by our officers and directors has been disclosed. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Indemnification

Under our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by our directors, sole officer and key employee, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholder listed below has direct ownership of her shares and possess sole voting and dispositive power with respect to the shares.

			Percentage of		Percentage of
	Number of		Ownership	Number of	Ownership
	Shares Before		Before the	Shares After	After the
Name and Address of Beneficial Owner	the Offering		Offering	the Offering	Offering
Tracy Piercy [1] 1819 Stanley Avenue Victoria, British Columbia Canada V8R 3X3	31,236,233	[2]	67.2%	31,236,233	67.2%

Nancy Boisvert #110 – 108 Edgeridge Terr. NW Calgary, Alberta, Canada T3A 6C4	4,919,294		10.6%	4,919,294	10.6%

Eric Watchorn 5125 Santa Clara Avenue Victoria, British Columbia Canada V8R 1W3	100,000		0.2%	100,000	0.2%

Douglas Frankiw 4308 Wellington Drive Vernon, British Columbia Canada V1T 8W3	100,000		0.2%	100,000	0.2%

All Officers and Directors as a Group (4 individuals)	37,895,292		81.5%	37,895,292	81.5%

[1]  The person named above may be deemed to be a “parent” and “promoter” of our company, within the meaning of  such terms under the Securities Act of 1933, as amended, by virtue of their having founded the company. Ms. Piercy is our only “promoters”.

[2]  Ms. Piercy has no shares to which she has the right to acquire, nor any options or warrants or convertible instruments or other securities of any kind.

Securities authorized for issuance under equity compensation plans.

We have no equity compensation plans.

SELLING SHAREHOLDERS

The following table sets forth the name of each selling shareholder, the total number of shares owned prior to the offering, the percentage of shares owned prior to the offering, the number of shares offered, and the percentage of shares owned after the offering, assuming the selling shareholder sells all of his shares.

Name	Total number of shares owned prior to offering(8)	Percentage of shares owned prior to offering	Number of shares being offered	Percentage of shares owned after the offering assuming all of the share are sold in the offering
Tracy Piercy	31,236,233	67.2%	464,676	66.2%
Nancy Boisvert	4,919,294	10.6%	464,676	9.6%
Susan Ranzinger	1,639,765	3.5%	464,676	2.5%
Peter Leeuwerke	1,214,286	2.6%	214,286	2.2%
Douglas and Merlene Frankiw	350,000	.0.8%	350,000	0.0%
Eric Watchorn	100,000	0.2%	100,000	0.0%
Barbara Alexandra Boisvert	525,000	0.7%	400,000	0.03%
Bradley and Arlene Boisvert	300,000	0.6%	300,000	0.0%
Graham and Catherine Boisvert	200,000	0.4%	200,000	0.0%
0869629 BC Ltd. (James Rowse)	200,000	0.4%	200,000	0.0%
Matt Forrester	500,000	1.1%	400,000	0.02%
Corinne DeRuiter	250,000	0.5%	250,000	0.0%
Anya Snow	788,160	1.7%	400,000	0.08%
Compass Capital Inc. (1)	2,222,222	4.8%	2,222,222	0.0%
RMT Consulting Inc. (2)	250,000	0.5%	250,000	0.0%

Total	44,494,960	95.2%	6,680,537	81.05%

(1)	Aaliyah Whittaker is the principal of Compass Capital Inc. and has voting and dispositive power over the shares beneficially owned by Compass Capital Inc.
(2)	Ron Touchard is the principal of RMT Consulting Inc. and has voting and dispositive power over the shares beneficially owned by RMT Consulting Inc.

All natural persons named as selling security holders exercise voting and/or dispositive powers with respect to the securities to be offered for resale by our selling security holders. No shareholder has any shares to which they have a right to acquire, nor any options, warrants, convertible instruments nor any other security of any kind.

Barbara Alexandra Boisvert is the mother of Nancy Boisvert.

Bradley and Arlene Boisvert are the brother and sister-in-law of Nancy Boisvert.

Graham and Catherine Boisvert are the brother and sister-in-law of Nancy Boisvert.

No selling shareholder is a broker-dealer, nor an affiliate of a broker-dealer.

DESCRIPTION OF SECURITIES

COMMON STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, par value of $0.000001 per share. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and,
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. Currently, our Chief Executive Officer, Tracy Piercy, holds 67.2% of all issued and outstanding shares herself.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the Securities and Exchange Commission under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock transfer agent

Our stock transfer agent for our securities will be New York Stock Transfer, LLC. Its telephone number is 864-697-8552.

CERTAIN TRANSACTIONS

We completed a private placement offering pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The offering began in April 2010 and was closed September 2010. A total of 125,000 shares were sold in the offering to eight investors at a price of $0.50 per share, which raised a total of $62,500 in cash. The 125,000 shares issued in consideration of consulting and marketing services rendered were also included in the Regulation D, Rule 506 offering, and are also being registered in this offering.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our unaudited consolidated pro forma financial statements from inception (March 30, 2010) to September 30, 2010, including audited financial statements of Dakville Corp. from inception (April 19, 2010 to September 30, 2010) and audited financial statements of MoneyMinding International Inc from inception (March 30, 2010) to September 30, 2010, included in this prospectus have been audited by De Joya Griffith & Company, LLC, 2580 Anthem Village Drive, Henderson, Nevada 89052 telephone (702) 563.1600, as set forth in its reports included in this prospectus. Its reports are given upon its authority as an expert in accounting and auditing.

LEGAL MATTERS

Diane D. Dalmy, 8965 West Cornell Place, Lakewood, Colorado 80227, telephone (303) 985.9324 has acted as our legal counsel.

FINANCIAL STATEMENTS

Our fiscal year end is September 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be audited by a firm registered with the Public Company Accounting Oversight Board.

Consolidated Balance Sheet Pro Forma at September 30, 2010 - MoneyMinding International Corp.	F-22
Consolidated Statement of Income from inception (March 30, 2010) to September 30, 2010 - MoneyMinding International Corp.	F-23
Consolidated Statement of Cash Flows from inception (March 30, 2010) to September 30, 2010 - MoneyMinding International Corp.	F-24
Notes to the Consolidated Financial Statements - MoneyMinding International Corp.	F-25

Until _____________2011, ninety days after the date of this prospectus, all dealers effecting transactions in our registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Dakville, Corp.
Las Vegas, Nevada

We have audited the accompanying balance sheet of Dakville, Corp. (A Development Stage Company) as of September 30, 2010 and the related statements of operations, stockholder’s deficit and cash flows from inception (April 19, 2010) through September 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakville, Corp. (A Development Stage Company) as of September 30, 2010 and the results of its operations and cash flows from inception (April 19, 2010) through September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith & Company, LLC
Henderson, Nevada
January 17, 2011

2580 Anthem Village Dr., Henderson, NV 89052 Telephone (702) 563-1600 ● Facsimile (702) 920-8049

Dakville Corp.
(A Development Stage Company)
Financial Statements
September 30, 2010

Prepared by
GA Consulting LLC
Denver, Colorado

Dakville Corp.
(A Development Stage Company)
BALANCE SHEET

September 30, 2010
ASSETS
Current assets
Cash	$-
Total current assets	-

Total assets	$-

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities
Due to related parties	$2,248
Total current liabilities	2,248

Stockholder's deficit
Common stock;
$.000001 par; 50,000,000 authorized
5,000,000 issued and outstanding	5
Additional paid-in capital	45
Accumulated deficit during the development stage	(2,298)
Total stockholder's deficit	(2,248)

Total liabilities and stockholder's deficit	$-

Dakville Corp.
(A Development Stage Company)
STATEMENT OF INCOME

From inception
(April 19, 2010) to
September 30, 2010

Revenues	$-

Operating expenses
Consulting	2,248
Business licenses and permits	50
Total operating expenses	2,298

Operating loss	(2,298)

Net loss	$(2,298)

Basic loss per common share	$(0.00)

Basic weighted average common
shares outstanding	5,000,000

Dakville Corp.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

				Accumulated	Total
	Common Stock		Additional	Deficit during	Stockholder's
	Shares	Amount	Paid-in capital	Development Stage	Deficit

Balance, inception (April 19, 2010)	-	$-	$-	$-	$-

Issuance of founders shares for cash - April 19, 2010	5,000,000	5	45	-	50

Net loss	-	-	-	(2,298)	(2,298)

Balance, September 30, 2010	5,000,000	$5	$45	$(2,298)	$(2,248)

Dakville Corp.
(A Development Stage Company)
STATEMENT OF CASH FLOW

From inception
(April 19, 2010) to
September 30, 2010
Cash flows from operating activities:
Net loss	$(2,298)
Adjustments to reconcile net loss to net cash
used by operating activities	-
Net cash used in operating activities	(2,298)

Cash flows from financing activities:
Proceeds from related party advances	2,248
Proceeds from issuance of common stock	50
Net cash provided by financing activities	2,298

Net change in cash	-

Cash, beginning of period	-

Cash, end of period	$-

Dakville Corp.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2010
(Audited)

1.	Organization and Going Concern

Organization

Dakville Corp. (the “Company” or “Dakville”) was incorporated on April 19, 2010 under the laws of the state of Nevada. The Company is in the development stage as defined under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC 915-205) “Development-Stage Entities. The Company intends to become a leading provider of independent, practical financial training, programs and materials for financial professionals, companies and consumers, integrating behavioral finance into the financial literacy process. The Company’s initial target market is located in Canada.

Going Concern and Liquidity Considerations

The accompanying financial statements were prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of September 30, 2010, the Company has a working capital deficiency of $2,248.

These factors among others raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the company cannot continue in existence.

Thereafter, the company will be required to seek additional funds, either through sales, debt, and/or equity financing, to finance long-term operations. The successful outcome of future activities cannot be determined at this time, and there is no assurance that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive results.

2.	Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented is US dollars.

Fiscal Year

The Company has a fiscal year end of September 30.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Dakville Corp.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2010
(Audited)
2.
Significant Accounting Policies (Continued)

Earnings (loss) Per Share

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect.

Financial Instruments

The fair value of the Company’s financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Revenue Recognition on Product sales

Revenues from the sale of products are recognized when title to the products are transferred to the customer and only when no further contingencies or material performance obligations are warranted, and thereby have earned the right to receive reasonably assured payments for products sold and delivered.

Use of Estimates

The preparation of  financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In April 2010, the FASB issued ASU No. 2010-17, "Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition" (codified within ASC 605 - Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates.  The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the Company's financial position, results of operations or cash flows of the Company.

Dakville Corp.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2010
(Audited)

3.	Common Stock At inception (April 19, 2010), the Company issued 5,000,000 shares at $0.00001 for total cash proceeds of $50.00.

4.
Related Party Transactions

At inception, a shareholder of the Company advanced $2,248 to the Company for corporate organization services. The payable is non-interest bearing, unsecured, and due at such a time as the Board of Directors feels the Company has sufficient capital.

5.
Income Taxes

The Company has adopted the FASB ASC 740-10, “Income Taxes”. As of September 30, 2010, the Company had a net operating loss carry forward of approximately $2,298 that may be available to reduce future years’ taxable income through 2030. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to this tax loss carryforward.

The provision for income taxes consisted of the following components for the period ended September 30, 2010:

2010
Current:
Federal	35%
State	0%
Deferred:	-
Total income tax provision	35%

Componentsof net deferred tax assets, including a valuation allowance, are as follows at September 30:

2010
Deferred tax assets:
Net operating loss carryforward	$2,298

Total deferred tax assets	804
Less: Valuation Allowance	(804)

Net Deferred Tax Assets	$-

The valuation allowance for deferred tax assets as of September 30, 2010 was $804.  In assessing the recovery of  the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible.  Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment.  As a result, management determined it was more likely than not the deferred tax assets would not be realized as of September 30, 2010.

Dakville Corp.
(A Development Stage Company)
Notes to the Financial Statements
September 30, 2010
(Audited)
6.
Subsequent Events

On November 11, 2010, the Company entered into a loan agreement with a shareholder of the Company in the amount of $2,248. This loan was created in regards to the payment of the Company’s initial startup costs. The loan is at zero interest and payable when the board of the Company agrees that there are sufficient funds available for repayment or if the Company has generated more than $200,000; whichever comes first.

On November 15, 2010, the Company issued shares to a group of private investors in the amount of 1,298,000 shares at $0.00001 per share for total cash proceeds of $11.68.

In November 2010, the Company issued shares to a group of private investors for the purchase of 2,988,160 shares at $0.05 per share for total cash proceeds of $149,408.

Effective December 15, 2010, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with MoneyMinding International Inc., a private corporation organized under the laws of the Province of Alberta (“MoneyMinding”) and the shareholders of MoneyMinding (the “MoneyMinding Shareholders”) holding in the aggregate 100% of the total issued and outstanding shares of MoneyMinding (the “MoneyMinding Shares”). In accordance with the terms and provisions of the Share Exchange Agreement, we acquired one hundred percent (100%) of the total issued and outstanding shares of common stock of MoneyMinding held of record by the MoneyMinding Shareholders in exchange for issuance of an aggregate 11,758,382 shares of our restricted common stock. Thus, the transaction will result in MoneyMinding becoming a wholly-owned subsidiary in a tax-free exchange and the business and operational activities of MoneyMinding will primarily be conducted by and through the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
MoneyMinding International, Inc.
Toronto, Ontario

We have audited the accompanying balance sheet of MoneyMinding International, Inc. (A Development Stage Company) as of September 30, 2010 and the related statements of operations, stockholders’ deficit and cash flows from inception (March 30, 2010) through September 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MoneyMinding International, Inc. (A Development Stage Company) as of September 30, 2010 and the results of its operations and cash flows from inception (March 30, 2010) through September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith & Company, LLC

Henderson, Nevada
December 23, 2010

2580 Anthem Village Dr., Henderson, NV 89052 Telephone (702) 563-1600 ● Facsimile (702) 920-8049

MONEYMINDING INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
(AUDITED)

September 30, 2010
ASSETS
Current assets
Cash	$16,669
Other receivable	4,148
Total current assets	20,817

Total assets	$20,817

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable and accrued liabilities	$24,516
Accounts payable - related parties	228,787
Due to a related party (Note 2)	177,027
Convertible debenture (net of unamortized discount of $29,075) (Note 3)	55,925
Total current liabilities	486,255

Long-Term liabilities
Convertible debenture, (net of unamortized discount of $20,227) (Note 3)	29,773
Total long-term liabilities	29,773
Total liabilities	516,028

Stockholders' deficit
Preferred stock; no par; unlimited shares authorized, nil issued and outstanding	--
Common stock; no par; unlimited shares authorized,
34,684,245 issued and outstanding	839,014
Additional paid-in capital	47,143
Accumulated other comprehensive loss
Foreign currency translation adjustment	(8,407)
Accumulated deficit during the development stage	(1,372,961)
Total stockholders' deficit	(495,211)

Total liabilities and stockholders' deficit	$20,817

MONEYMINDING INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF INCOME
(AUDITED)

From inception
(March 30, 2010) to
September 30, 2010

Revenues	$15,248

Operating expenses
Selling general and administrative	318,669
Consulting	142,134
Research and development	792,000
Salaries and benefits	109,304
Sales and marketing	10,128
Total operating expenses	1,372,235

Operating loss	(1,356,987)

Interest expense	8,133
Amortization of debt discount	7,841

Net loss	$(1,372,961)

Other comprehensive loss
Foreign currency translation adjustment	8,407
Total comprehensive loss	$(1,381,368)

Basic loss per common share	$(0.04)

Basic weighted average common
shares outstanding	34,642,511

MONEYMINDING INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
(AUDITED)

							Accumulated
						Accumulated	Deficit
					Additional	Other	during	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Development	Stockholders'
	Shares	Amount	Shares	Amount	capital	Loss	Stage	Deficit

Balance, inception (March 30, 2010)	-	$-	-	$-	$-	$-	$-	$-

Issuance of founders shares for cash - March 31, 2010	-	-	33,009,578	14	-	-	-	14

Issuance of shares for research and development - May 2010	-	-	1,584,000	792,000	-	-	-	792,000

Issuance of stock for cash - April to September, 2010	-	-	84,000	42,000	-	-	-	42,000

Issuance of stock for cash - July, 2010	-	-	6,667	5,000	-	-	-	5,000

Beneficial conversion on notes payable	-	-	-	-	47,143	-	-	47,143

Foreign currency translation	-	-	-	-	-	(8,407)		(8,407)

Net loss	-	-	-	-	-	-	(1,372,961)	(1,372,961)

Balance, September 30, 2010	-	$-	34,684,245	$839,014	$47,143	$(8,407)	$(1,372,961)	$(495,211)

MONEYMINDING INTERNATIONAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
(AUDITED)

From inception
(March 30, 2010) to
September 30, 2010
Cash flows from operating activities:
Net loss	$(1,372,961)
Adjustments to reconcile net loss to net
cash used by operating activities:
Amortization of debt discount	7,841
Stock issued for research and development	792,000
Changes in operating assets and liabilities
Increase in other receivable	(4,148)
Increase in accounts payable and accrued liabilities	24,516
Increase in accounts payable to a related party	228,787
Net cash used in operating activities	(323,965)

Cash flows from financing activities:
Proceeds from related party advances	177,027
Proceeds from convertible notes payable	125,000
Proceeds from issuance of common stock	47,013
Net cash provided by financing activities	349,040

Net change in cash	25,076
Effect of changes in exchange rates	(8,407)

Cash, beginning of period	--

Cash, end of period	$16,669

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-
Non cash financing activities
Beneficial conversion feature	$47,143
Original issue discount	$10,000
Common stock issued for research and development	$792,000

MONEYMINDING INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(AUDITED)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of Business –  MoneyMinding International, Inc., (referred to as the “Company”) is a leading provider of independent, practical financial training, programs and materials for financial professionals, companies  and consumers, integrating behavioral finance into the financial literacy process. The Company maintains executive and operational offices in Canada.

Development stage - The Company's financial statements are presented as those of a development stage enterprise in accordance with FASB ASC 915. Activities during the development stage primarily include implementation of the business plan, and obtaining additional debt and/or equity related financing.

History -  MoneyMinding International, Inc.. ( referred to as the “Company”) was incorporated in Alberta, Canada on March 30, 2010.

Going Concern - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $1,372,961 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the company cannot continue in existence.

Use of Estimates - The preparation of  financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. The carrying value of these investments approximates fair value.

Revenue Recognition on Product sales - Revenues from the sale of products are recognized when title to the products are transferred to the customer and only when no further contingencies or material performance obligations are warranted, and thereby have earned the right to receive reasonably assured payments for products sold and delivered.

Other Receivable – Accounts receivable is comprised of recoverable Canadian sales tax.  The carrying amount of accounts receivable is reviewed periodically for collectability.  If  management determines that collection is unlikely, an allowance that reflects management’s best estimate of the amounts that will not be collected is recorded.  Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected.  As of September 30, 2010, the Company had not recorded a reserve for doubtful accounts.

MONEYMINDING INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(AUDITED)

1.	DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (Continued)

Trademarks and Licenses - The Company follows Financial Accounting Standard Board’s (FASB) Codification Topic 350-10 (“ASC 350-10”), “Intangibles – Goodwill and Other”. According to this statement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value based test. Fair value for goodwill is based on discounted cash flows, market multiples and/or appraised values as appropriate. Under ASC 350-10, the carrying value of assets are calculated at the lowest level for which there are identifiable cash flows.

ASC 350-10 requires the Company to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

Income Taxes - The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (loss) Per Share - The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect.

Financial Instruments - The fair value of the Company’s financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Comprehensive Income - The Company is required to report comprehensive income, which includes net loss as well as changes in equity from non-owner sources.

Foreign Currency Translation - The Company’s functional currency is the Canadian dollar as substantially all of the Company’s operations are in Canada. The Company uses the United States dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission (“SEC”).

Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date and capital accounts are translated at historical rates.  Income statement accounts are translated at the average rates of exchange prevailing during the period.  Translation adjustments from the use of different exchange rates from period to period are included in the Accumulated Other Comprehensive Income account in Stockholders’ Equity, if applicable.  Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date.  Any exchange gains and losses are included in the Statement of Operations and Comprehensive Loss.

Advertising Costs - Advertising costs are expensed as incurred. There was $1,512 in advertising costs included in sales and marketing expenses for the period from inception (March 30, 2010) to September 30, 2010.

MONEYMINDING INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(AUDITED)

1.     DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES (Continued)

Research and development costs - Research and development expenses include costs associated with developing brand recognition and expenses associated with product development. Such costs related to product development are included in research and development expense until the point that technological feasibility is reached, which for our service-based products, is generally shortly before the services are offered to the general public through our web site and marketing partners. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products and services. Research and development costs are charged to expense when incurred.

Recent Accounting Pronouncements – In April 2010, the FASB issued ASU No. 2010-17, "Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition" (codified within ASC 605 - Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU 2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates.  The amendments in this Update are effective as of the announcement date of March 18, 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the Company's financial position, results of operations or cash flows of the Company.

2.     RELATED PARTY TRANSACTIONS

As of September 30, 2010, the Company had  liabilities due to founders due on demand totaling $405,814 as follows:

Of the total amount due, $177,027 is due as an advance made by three corporate officers to pay corporate expenses. These amounts are non-interest bearing, due on demand, and unsecured.

Of the total amount due, $228,787 is due to three officers of the Company as accrued payroll. This amount is accruing 10% annually and is unsecured. The provisions of the employment contracts allow the accrued payroll or any portion thereof to be converted into common stock at a 50% discount to market at the discretion of the Company.

Office Rental - On April 1, 2010, the Company entered into an indefinite rental agreement with two officers of the Company: Nancy Boisvert and Tracy Piercy for home office space.  The  agreements call for a $1,000 monthly payment to Piercy and a $300 monthly payment to Boisvert.

During the period from inception (March 30, 2010) to September 30, 2010, the Company paid $7,557 for office rent.

MONEYMINDING INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(AUDITED)
3.     CONVERTIBLE NOTES PAYABLE

During 2010, the Company issued three unsecured convertible notes payable with an aggregate total of $125,000.

The original issue discount note is for $25,000 and contains a discount  of $10,000 which is due by January 27, 2011.  The note also contains a conversion feature which at the investor’s option until the repayment date, provides that the discount on the note may be converted to shares of the Company’s common stock at  a 30% discount to the market price.  The market price is based upon the closing price per share on the day prior to the receipt of notice, which shall be delivered in writing to the Company. A total original issue discount of $10,000 and a beneficial conversion feature of $4,285 were recorded on this note, both of which are amortized over the life of the note. As of September 30, 2010, $357 had been amortized and expensed.

One of the notes, with a face value of $50,000, bearing 10% per annum maturing on June 15, 2011, has a beneficial conversion feature totaling $21,429.  The graduated conversion feature allows the note holder to convert the debt into common stock at a price of $0.35 per share if exercised by September 15, 2010, $0.50 per share if by December 15, 2010, $0.75 if by March 15, 2011, and $1.20 if by June 15, 2011 . The beneficial conversion feature is amortized over the life of the note. As of September 30, 2010, $6,282 has been amortized and expensed.

One of the notes, with a face value of $50,000, bearing 10% per annum maturing on August 20, 2012, has a beneficial conversion feature totaling $21,429.  The graduated conversion feature allows the note holder to convert the debt into common stock at a price of $0.35 per share if exercised by November 20, 2010, $0.50 per share if by February 20, 2011, $0.75 if by May 20, 2011, $1.20 if by August 20, 2011, and $1.50 if by August 20, 2012. The beneficial conversion feature is amortized over the life of the note. As of September 30, 2010, $1,202 had been amortized and expensed

4.     STOCKHOLDERS’ DEFICIT

The authorized stock of the Company consists of an unlimited number of shares of no par value common stock and an unlimited number of shares of no par value preferred stock.  For the preferred stock the Company has designated two series:  Series I Preferred Stock and Series J Preferred Stock.

PREFERRED STOCK

Preferred Stock - Series I
The Series I preferred stock carries the following rights and preferences:

     o    Redeemable and retractable
     o    Senior dividend and liquidation preferences to all classes of common stock
     o    Voting rights

Preferred Stock – Series J
The Series J preferred stock carries the following rights and preferences:

     o    Redeemable and retractable
     o    Senior dividend and liquidation preferences to all classes of common stock

As of September 30, 2010, there were no preferred shares issued and outstanding.

MONEYMINDING INTERNATIONAL INC.
NOTES TO THE FINANCIAL STATEMENTS
(A DEVELOPMENT STAGE COMPANY)
(AUDITED)

4.    STOCKHOLDERS’ DEFICIT (Continued)

At inception (March 30, 2010), the Company issued 33,009,578 shares at $0.00000038 for $13 cash.

In May,  2010, the Company issued 1,584,000 shares at $0.00000038 in exchange for research and development costs. These shares were valued at $0.50 per share; see note 5.

During April, 2010 through September 30, 2010, the Company issued a total of 84,000 shares at $0.50 for $42,000 in cash.

On July 1, 2010, the Company issued 6,667 shares at $0.75 per share for $5,000 cash.

5.    RESEARCH & DEVELOPMENT

On May 4, 2010, the Company entered into an agreement with MoneyMinding, Inc. and its shareholders to acquire intellectual property held by MoneyMinding, Inc. The agreement stipulated that all former shareholders of MoneyMinding, Inc. would have their ownership interests exchanged from MoneyMinding, Inc. to MoneyMinding International, Inc. In exchange, MoneyMinding, Inc. agreed to relinquish all rights in certain intellectual property to MoneyMinding International, Inc. The intellectual property is primarily comprised of material that was created for  use in a planned infomercial that never aired. Accordingly, management determined that since the plans for the infomercial never materialized, the costs should be expensed as research and development. The fair value of the transaction was determined by using the fair value of the common stock on the date of the transaction. Since the Company is still in development stage, the result of this transaction was a $792,000 expense to research and development.

6.    INCOME TAXES

The Company has adopted the FASB ASC 740-10, “Income Taxes”. As of September 30, 2010, the Company had net operating loss carry forward of approximately $343,970 that may be available to reduce future years’ taxable income through 2017. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to this tax loss carryforward.

The provision for income taxes consisted of the following components for the period ended September 30, 20010:

2010
Current:
Federal (Canada)	11.0%
Provincial (Alberta)	3.0%
Deferred:	-
Total income tax provision	14.0%

Components of net deferred tax assets, including a valuation allowance, are as follows at September 30:

2010
Deferred tax assets:
Net operating loss carryforward	$343,970

Total deferred tax assets	63,866
Less: Valuation Allowance	(63,866)
Net Deferred Tax Assets	$-

6.    INCOME TAXES (Continued)

The valuation allowance for deferred tax assets as of September 30, 2010 was $63,866.  In assessing the recovery of  the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible.  Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment.  As a result, management determined it was more likely than not the deferred tax assets would not be realized as of September 30, 2010.

7.    SUBSEQUENT EVENTS

On October 14, 2010, Barbara Boisvert, a relative of an officer of the Company, purchased 10,000 shares at $0.20 for $5,000 in cash.

Effective December 15, 2010, the Company entered into a share exchange agreement with Dakville Corp., a corporation organized under the laws of the State of Nevada  (“Dakville”) and the shareholders of MoneyMinding (the “MoneyMinding Shareholders”) holding in the aggregate 100% of the total issued and outstanding shares of MoneyMinding (the “MoneyMinding Shares”). In accordance with the terms and provisions of the Share Exchange Agreement, Dakville acquired one hundred percent (100%) of the total issued and outstanding shares of common stock of MoneyMinding held of record by the MoneyMinding Shareholders in exchange for issuance of an aggregate 11,758,382 shares of Dakville’s restricted common stock. Thus, the transaction will result in MoneyMinding becoming a wholly-owned subsidiary of Dakville Corp in a tax-free exchange.

MoneyMinding International Corp.
(formerly "Dakville Corp.")
(A Development Stage Company)
Pro Forma Consolidated Financial Statements and Footnotes
September 30, 2010

Prepared by
GA Consulting LLC
Denver, Colorado

MoneyMinding International Corp.
(formerly "Dakville Corp.")
(A Development Stage Company)
Pro Forma Balance Sheet
(unaudited)

	Dakville, Corp.	MoneyMinding, Inc.	Intercompany	Consolidated
	(Audited)	(Audited)	Eliminating	(Pro Forma)
	September 30, 2010	September 30, 2010	Entries	September 30, 2010
ASSETS
Current assets
Cash	$-	$16,669	$-	$16,669
Other receivables	-	4,148	-	4,148
Total current assets	-	20,817		20,817

Total assets	$-	$20,817		$20,817

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$-	$24,516	-	$24,516
Accounts payable - related parties	-	228,787	-	228,787
Due to related parties	2,248	177,027	-	179,275
Convertible debenture (net of unamortized discount of $29,075)	-	55,925	-	55,925
Total current liabilities	2,248	486,255		488,503

Long-Term liabilities
Convertible debenture, (net of unamortized discount of $20,227)	-	29,773	-	29,773
Total long-term liabilities	-	29,773		29,773
Total liabilities	2,248	516,028		518,276

Stockholders' equity (deficit)
Preferred stock; no par; unlimited shares authorized,	-	-	-	-
nil issued and outstanding

Common stock;
no par; unlimited shares authorized,
34,684,245 issued and outstanding	-	839,014	-	839,014
$.000001 par; 50,000,000 authorized
5,000,000 issued and outstanding	5	-	-	5

Additional paid-in capital	45	47,143	-	47,188
Accumulated other comprehensive loss
Foreign currency translation adjustment		(8,407)	-	(8,407)
Accumulated deficit during the development stage	(2,298)	(1,372,961)	$-	(1,375,259)
Total stockholders' deficit	(2,248)	(495,211)		(497,459)

Total liabilities and stockholders' deficit	$-	$20,817		$20,817

MoneyMinding International Corp.
(formerly "Dakville Corp.")
(A Development Stage Company)
Pro Forma Statement of Income
(unaudited)

	Dakville Corp.	MoneyMinding, Inc.		Consolidated
	(Audited)	(Audited)		(Pro Forma)
	From inception	From inception	Intercompany	From inception
	(April 19, 2010) to	(March 30, 2010) to	Eliminating	(March 30, 2010) to
	September 30, 2010	September 30, 2010	Entries	September 30, 2010

Revenues	$-	$15,248.00	$-	$15,248

Operating expenses
Selling general and administrative	-	318,669.00	-	318,669
Consulting	2,248	142,134.00	-	144,382
Business licenses and permits	50	-	-	50
Research and development	-	792,000.00	-	792,000
Salaries and benefits	-	109,304.00	-	109,304
Sales and marketing	-	10,128.00	-	10,128
Total operating expenses	2,298	1,372,235.00		1,374,533

Operating loss	(2,298)	(1,356,987)		(1,359,285)

Other income (expense)
Other income	-	-	-	-
Total other income (expense)	-	-		-

Interest expense	-	8,133.00	-	8,133
Amortization of debt discount	-	7,841.00	-	7,841

Net loss	$(2,298)	$(1,372,961)		$(1,375,259)

Other comprehensive loss
Foreign currency translation adjustment	-	8,407.00	$-	8,407
Total comprehensive loss	$(2,298)	$(1,381,368)		$(1,383,666)

Basic loss per common share	$(0.00)	$(0.04)		$(0.03)

Basic weighted average common
shares outstanding	5,000,000	34,684,245	-	39,684,245

MoneyMinding International Corp.
(formerly "Dakville Corp.")
(A Development Stage Company)
Pro Forma Statement of Cash Flows
(unaudited)

	Dakville Corp.	MoneyMinding, Inc.		Consolidated
	(Audited)	(Audited)		(Pro Forma)
	From inception	From inception	Intercompany	From inception
	(April 19, 2010) to	(March 30, 2010) to	Eliminating	(March 30, 2010) to
	September 30, 2010	September 30, 2010	Entries	September 30, 2010
Cash flows from operating activities:
Net loss	$(2,298)	$(1,372,961)	$-	$(1,375,259)
Adjustments to reconcile net loss to net
Changes in operating assets and liabilities:
Amortization of debt discount	-	7,841	-	7,841
Stock issued for research and development	-	792,000	-	792,000
Changes in operating assets and liabilities
Increase in other receivable	-	(4,148)	-	(4,148)
Increase in accounts payable and accrued liabilities	-	24,516	-	24,516
Increase in accounts payable to a related party	-	228,787	-	228,787
Increase in related party payable
Net cash used in operating activities	(2,298)	(323,965)		(326,263)

Cash flows from financing activities:
Proceeds from related party advances	2,248	177,028	-	179,276
Proceeds from convertible notes payable	-	125,000	-	125,000
Proceeds from issuance of common stock	50	47,013	-	47,063
Net cash provided by financing activities	2,298	349,041		351,339

Net change in cash	-	25,076	-	25,076
Effect of changes in exchange rates	-	(8,407)	-	(8,407)

Cash, beginning of period	-	-	-	-

Cash, end of period	$-	$16,669	-	16,669

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$-	$-	-	$-
Non cash financing activities
Beneficial conversion feature	$-	$47,143	-	$47,143
Original issue discount	$-	$10,000	-	$10,000
Common stock issued for research and development	$-	$792,000	$-	$792,000

MoneyMinding International  Corp.
(formerly "Dakville Corp.")
(A Development Stage Company)
Pro Forma Consolidated
September 30, 2010
 Notes to the Financial Statements
(unaudited)

1.	Organization and Going Concern

Organization

Dakville Corp. (the “Company” or “Dakville”) was incorporated on April 19, 2010 under the laws of the state of Nevada. The Company is in the development stage as defined under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC 915-205) “Development-Stage Entities.”

In December 2010, the Company entered into a share exchange agreement with MoneyMinding International, Inc. (“MoneyMinding”), under which the company acquired 100% of the outstanding shares of MoneyMinding. As a result of the acquisition, the Company has become a leading provider of independent, practical financial training, programs and materials for financial professionals, companies and consumers, integrating behavioral finance into the financial literacy process. The Company maintains executive and operational offices in Canada.

These financial statements have been prepared on a pro forma “as is” basis, assuming the consolidation occurred retroactively to prior periods.

Basis for Consolidation

On December 15, 2010, the Company acquired 100% of the outstanding shares of MoneyMinding International Corporation; MoneyMinding became a wholly owned subsidiary of the Company as a result of the acquisition. The accompanying pro forma consolidated financial statements were prepared assuming the changes resulting from this acquisition were made at inception. All intercompany balances and transactions have been eliminated.

The financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in the United States of America and are presented in US Dollars.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the registration, all of which are to be paid by the registrant, are as follows:

SEC Registration Fee	$15.86
Printing and General Expenses	90.00
Accounting Fees and Expenses	10,000.00
Legal and Consulting Fees	20,000.00
Blue Sky Fees/Expenses	0.00
Transfer Agent Fees	1,000.00
TOTAL	$31,105.86

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.	Bylaws filed as Exhibit 3.2 to this registration statement.

2.	Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers, and controlling persons against liability under the Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

•
At inception (March 30, 2010), we issued 33,009,578 share of restricted common stock at $0.00000038 for $13.00. The shares were issued to Tracy Piercy, our founder, Nancy Boisvert, our President, Sue Ranzinger, our director of administrative services, and Peter Leeuwerke, our consultant. The shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933. Ms. Piercy was furnished with all of the information that is contained in a registration statement and is a sophisticated investor.  No commission was paid to anyone in connection with the sale of shares to Ms. Piercy.  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Ms. Piercy had the necessary investment intent as required by Section 4(2) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

•
On April 19, 2010, we issued an additional 5,000,000 shares to Tracy Piercy, at $0.00001 for total cash proceeds of $50.00. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
In May 2010, we issued an aggregate 1,584,000 shares at $0.00000038 in exchange for research and development costs. These shares were valued at $0.50 per share. These shares were issued pursuant to the exemption from registration set forth under either Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
During April 2010 through September 2010, we issued a total of 84,000 shares of restricted common stock at $0.50 for $42,000. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
During July 2010, we issued 6,667 shares of restricted common stock at $0.75 per share for $5,000 in cash proceeds. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
During October 2010, we issued 25,000 shares of restricted common stock at $0.20 for $5,000 in cash proceeds. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
During November 2010, we issued 1,298,000 shares of restricted common stock to a group of private investors at $0.00001 per share for total cash proceeds of $11.68. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
During November 2010, we issued a further 2,988,160 shares of restricted common stock at $0.05 per share for total cash proceeds of $149,408. These shares were issued pursuant to the exemption from registration set forth either under Regulation S or Regulation D, Rule 506, promulgated under the Securities Act of 1933.

•
On December 15, 2010, we entered into the Share Exchange Agreement wherein we acquired 100% of the total issued and outstanding shares of MoneyMinding International Inc. and issued an aggregate of 11,758,382 shares of our common stock the shareholders of MoneyMinding International Inc. This transaction resulted in MoneyMinding becoming our wholly-owned subsidiary.

Please note that pursuant to Rule 506, all shares purchased in the Regulation D Rule 506 offering completed in December 2009 were restricted in accordance with Rule 144 of the Securities Act of 1933. In addition, each of these shareholders were either accredited as defined in Rule 501 (a) of Regulation D promulgated under the Securities Act or sophisticated as defined in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act.

(A)
At the time of the offering we were not: (1) subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; or (2) an “investment company” within the meaning of the federal securities laws.

(B)
Neither we, nor any of our predecessors, nor any of our directors, nor any beneficial owner of 10% or more of any class of our equity securities, nor any promoter currently connected with us in any capacity has been convicted within the past ten years of any felony in connection with the purchase or sale of any security.

(C)	The offers and sales of securities by us pursuant to the offerings were not attempts to evade any registration or resale requirements of the securities laws of the United States or any of its states.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

ITEM 16.  EXHIBITS.

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K. All Exhibits have been previously filed unless otherwise noted.

Exhibit No.	Document Description

3.1	Articles of Incorporation.

3.2	Bylaws.

4.1	Specimen Stock Certificate. (To be provided)

5.1	Opinion of Diane D. Dalmy, Attorney at Law

10.1	Share Exchange Agreement dated December 15, 2010 among Dakville Corp., MoneyMinding International Inc. and the shareholders of MoneyMinding International Inc.

10.2	Employment Agreement dated April 15, 2010 between MoneyMinding International Inc. and Tracy Piercy.

10.3	Employment Agreement dated April 15, 2010 between MoneyMinding International Inc. and Nancy Boisvert.

23.1	Consent of De Joya

23.2	Consent of Diane D. Dalmy, Attorney at Law (see Exhibit 5)

ITEM 17.  UNDERTAKINGS.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.             To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.             To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.             Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.             Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.            The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.            Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form S-1 Registration Statement and has duly caused to the Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Calgary, Alberta, Canada on this 11th day of  February, 2011.

MONEYMINDING INTERNATIONAL CORPORATION

BY:	/s/Tracy Piercy
Tracy Piercy, Chief Executive Officer and a member of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Form S-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chief Executive Officer and a Member of the	February 11, 2011
Tracy Piercy	Board of Directors

Nancy Boisvert	President and a Member of the Board of Directors	February 11, 2011

Douglas Frankiw	Member of the Board of Directors	February 11, 2011

Eric Watchorn	Member of the Board of Directors	February 11, 2011

EXHIBITS INDEX

Exhibit No.	Document Description

3.1	Articles of Incorporation and amendments.

3.2	Bylaws.

4.1	Specimen Stock Certificate.(To be provided)

5.1	Opinion of Diane D. Dalmy, Attorney at Law

10.1	Share Exchange Agreement dated December 15, 2010 among Dakville Corp., MoneyMinding International Inc. and the shareholders of MoneyMinding International Inc.

10.2	Employment Agreement dated April 15, 2010 between MoneyMinding International Inc. and Tracy Piercy.

10.3	Employment Agreement dated April 15, 2010 between MoneyMinding International Inc. and Nancy Boisvert.

23.1	Consent of De Joya

23.2	Consent of Diane D. Dalmy, Attorney at Law (see Exhibit 5)